Exhibit 99.1

INTERIM REPORT 2015
PETROCHINA COMPANY LIMITED
Hong Kong Stock Exchange Stock Code: 857 New York Stock Exchange Symbol: PTR Shanghai Stock Exchange Stock Code: 601857

INTERIM REPORT 2015
PETROCHINA COMPANY LIMITED

This interim report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee for future performance, nor do these statements constitute substantial undertakings to investors by the Group. Actual results may differ from the information contained in the forward-looking statements. Investors shall be aware of the risks relating to investments.

CONTENTS
003 CORPORATE PROFILE
006 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS
009 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS
013 DIRECTORS’ REPORT
029 SIGNIFICANT EVENTS
041 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
FINANCIAL STATEMENTS
043 PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS
115 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
137 DOCUMENTS AVAILABLE FOR INSPECTION
138 CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

002 IMPORTANT NOTICE 2015 INTERIM REPORT
IMPORTANT NOTICE
The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant that there are no material omissions, misrepresentation or misleading statements contained in this interim report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained herein. No substantial shareholder of the Company has obtained any funds from the Company from non-operating activities. The 2015 interim report was approved at the fifth meeting of the Board in 2015. Mr Liu Hongbin, an executive Director and vice president of the Company, and Mr Chen Zhiwu, an independent non-executive Director of the Company were absent from the fifth meeting of the Board in 2015 but had separately authorised Mr Liu Yuezhen, a non-executive Director of the Company, and Mr Richard H. Matzke, an independent non-executive Director of the Company in writing to attend the meeting by proxy and to exercise their voting rights on their behalf. Mr Wang Yilin, Chairman of the Board, Mr Wang Dongjin, Vice Chairman and President, and Mr Yu Yibo, Chief Financial Officer, warrant the truthfulness, accuracy and completeness of the financial statements included in this interim report.
The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this interim report are unaudited.
The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2015 at the annual general meeting of the Company on June 23, 2015. The Board has resolved to declare and pay to all shareholders of the Company an interim dividend of RMB0.06247 per share (inclusive of tax) for the six months ended June 30, 2015 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2015. The total amount of the interim dividend payable is RMB11,433 million.

PetroChina CORPORATE PROFILE 003
CORPORATE PROFILE
The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”).
The Group is the largest oil and gas producer and seller in the PRC, where it occupies a leading position in the oil and gas industry, one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group is primarily engaged in activities including: the exploration, development, production and marketing of crude oil and natural gas; the refining of crude oil and petroleum products; the production and marketing of primary and derivative petrochemical products and other chemical products; the marketing and trading of refined products; the transmission of natural gas, crude oil and refined products; and the marketing of natural gas.
The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (“HKEx” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.
Registered Chinese Name of the Company:
English Name of the Company: PetroChina Company Limited
Legal Representative of the Company: Wang Yilin
Secretary to the Board and Joint Company Secretary: Wu Enlai
Joint Company Secretary: Mao Zefeng
Address: No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone: 86(10) 5998 6270
Facsimile: 86(10) 6209 9557
Email Address: jh_dong@petrochina.com.cn
Representative on Securities Matters: Liang Gang
Address: No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone: 86(10) 5998 6959
Facsimile: 86(10) 6209 9559
Email Address: liangg@petrochina.com.cn

004 CORPORATE PROFILE 2015 INTERIM REPORT
Chief Representative of the Hong Kong
Representative Office: Wei Fang
Address: Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone: (852) 2899 2010
Facsimile: (852) 2899 2390
Email Address: hko@petrochina.com.hk
Legal Address of the Company: World Tower, 16 Andelu
Dongcheng District
Beijing, PRC
Postal Code: 100011
Office Address of the Company: No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code: 100007
Website: http://www.petrochina.com.cn
Company’s Email Address: jh_dong@petrochina.com.cn
Newspapers for information disclosure:
A shares: China Securities Journal, Shanghai Securities News and Securities Times
Website publishing this interim report designated by the China Securities Regulatory Commission: http://www.sse.com.cn
Copies of this interim report are available at: No. 9 Dongzhimen North Street,
Dongcheng District, Beijing, PRC
Places of Listing:
A shares: Shanghai Stock Exchange
Stock Name: PetroChina
Stock Code: 601857
H shares: Hong Kong Stock Exchange
Stock Name: PetroChina
Stock Code: 857

PetroChina CORPORATE PROFILE 005
ADSs: The New York Stock Exchange
Symbol: PTR
Other Related Information:
Company Registration: July 10, 2015 (change of legal representative)
Registration Authority: State Administration for Industry and Commerce
Index for Registration Enquiry: Website of State Administration for Industry and Commerce (http://www.saic.gov.cn)
Registration No. of Business License for
Enterprise Legal Person: 100000000032522
Tax Registration No.: 110102710925462
Organisation Code: 71092546-2
Auditors of the Company:
Domestic Auditors:
Name: KPMG Huazhen LLP
Address: 8th Floor, Tower E2, Oriental Plaza,
1 East Chang’an Avenue,
Dongcheng District,
Beijing, PRC
Overseas Auditors:
Name: KPMG Certified Public Accountants
Address: 8th Floor, Prince’s Building,
10 Chater Road,
Central, Hong Kong

006 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 2015 INTERIM REPORT
SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS
1. Key Financial Data and Financial Indicators Prepared under IFRS
Unit: RMB million
Items
As at the end of the reporting period
As at the end of the preceding year
Changes from the end of the preceding year to the end of the reporting period (%)
Total assets 2,385,332 2,405,473 (0.8)
Equity attributable to owners of the Company 1,182,011 1,175,894 0.5
Items
The reporting period
Same period of the preceding year
Changes over the same period of the preceding year (%)
Turnover 877,624 1,153,968 (23.9)
Profit attributable to owners of the Company 25,406 68,124 (62.7)
Net cash flows from operating activities 110,936 133,484 (16.9)
Basic earnings per share (RMB yuan) 0.14 0.37 (62.7)
Diluted earnings per share (RMB yuan) 0.14 0.37 (62.7)
Return on net assets (%) 2.1 5.8 (3.7) percentage point

PetroChina SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 007
2. Key Financial Data and Financial Indicators Prepared under CAS
Unit: RMB million
Items
As at the end of the reporting period
As at the end of the preceding year
Changes from the end of the preceding year to the end of the reporting period (%)
Total assets 2,385,233 2,405,376 (0.8)
Equity attributable to equity holders of the Company 1,182,126 1,176,010 0.5
Items
The reporting period
Same period of the preceding year
Changes over the same period of the preceding year (%)
Operating income 877,624 1,153,968 (23.9)
Net profit attributable to equity holders of the Company 25,404 68,122 (62.7)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company 25,848 68,573 (62.3)
Basic earnings per share (RMB yuan) 0.14 0.37 (62.7)
Diluted earnings per share (RMB yuan) 0.14 0.37 (62.7)
Weighted average return on net assets (%) 2.1 5.9 (3.8) percentage point
Net cash flows from operating activities 110,936 133,484 (16.9)

008 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 2015 INTERIM REPORT
3. Non-recurring Profit/Loss Items
Unit: RMB million
Non-recurring profit/loss items
For the six months ended June 30, 2015 profit / (loss)
Net loss on disposal of non-current assets (75)
Government grants recognised in the income statement 1,590
Net gain on disposal of available-for-sale financial assets 160
Reversal of provisions for bad debts against receivables 30
Other non-operating income and expenses (2,281)
Sub-total (576)
Tax impact of non-recurring profit/loss items 111
Impact of non-controlling interests 21
Total (444)
4. Differences between CAS and IFRS
The net profit of the Group for the reporting period under IFRS and CAS were RMB28,591 million and RMB28,589 million, respectively, with a difference of RMB2 million. The consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,323,039 million and RMB1,323,017 million, respectively, with a difference of RMB22 million. These differences under the different accounting standards were primarily due to the revaluation for non-fixed assets and oil and gas properties in 1999.
During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on non-fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

PetroChina CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 009

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

During the reporting period, there was no change in the total number or structure of shares of the Company arising from bonus issues or placings or otherwise.

2. Shareholdings of Substantial Shareholders

The total number of shareholders of the Company as at June 30, 2015 was 762,133, including 754,859 holders of A shares and 7,274 holders of H shares (including 244 holders of American Depositary Shares).

(1) Shareholdings of the top ten shareholders

Unit: Shares

Name of shareholders	Nature of shareholders	Number of shares held	Percentage of shareholding (%)	Increase / decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	158,033,693,528[1]	86.35	0	0	0
HKSCC Nominees Limited[2]	Overseas legal person	20,842,255,421[3]	11.39	7,536,678	0	0
Hong Kong Securities Clearing Company Limited[4]	Overseas legal person	52,714,018	0.029	44,722,623	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	Other	41,625,865	0.023	15,717,334	0	0
China Securities Finance Corporation Limited	State-owned legal person	30,057,884	0.016	-27,317,466	0	0
National Social Security Fund 414 Portfolio	State-owned legal person	30,000,000	0.016	30,000,000	0	0
CSOP Asset Management Limited -CSOP FTSE China A50 ETF	Other	18,739,297	0.010	-16,169,923	0	0
Agricultural Bank of China - Zhongrong Zhongzheng "One Belt One Road" Theme Index Structured Securities Investment Fund	Other	18,528,967	0.010	18,528,967	0	0
Zhao Kai	Domestic Natural Person	14,000,100	0.008	12,000,100	0	0
Guangdong Fengwei Property Management Co., Ltd.	Other	14,000,000	0.008	3,903,900	0	0

010 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 2015 INTERIM REPORT

Notes:

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2) HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and its principal business is to act as nominee on behalf of other corporate or individual shareholders.

(3) 291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4) Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and it holds the A shares of the Company listed on the Shanghai Stock Exchange and invested by investors through the Hong Kong Stock Exchange as a nominal holder.

(2) Shareholdings of the top ten shareholders of shares without selling restrictions

Unit: Shares

Ranking	Name of shareholders	Number of shares held	Type of shares
1	CNPC	158,033,693,528[1]	A shares
2	HKSCC Nominees Limited	20,842,255,421	H shares
3	Hong Kong Securities Clearing Company Limited	52,714,018	A shares
4	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	41,625,865	A shares
5	China Securities Finance Corporation Limited	30,057,884	A shares
6	National Social Security Fund 414 Portfolio	30,000,000	A shares
7	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	18,739,297	A shares
8	Agricultural Bank of China-Zhongrong Zhongzheng "One Belt One Road" Theme Index Structured Securities Investment Fund	18,528,967	A shares
9	Zhao Kai	14,000,100	A shares
10	Guangdong Fengwei Property Management Co., Ltd.	14,000,000	A shares

Note:

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Statement on connected parties or parties acting in concert among the above-mentioned shareholders: the Company is not aware of any connection among or between the top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

PetroChina CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 011

(3) Disclosure of substantial shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2015, so far as the Directors are aware, the persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528 (L)	Beneficial Owner	97.60	86.35
	H Shares	291,518,000 (L)[1]	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Aberdeen Asset Management Plc and its Associates (together "the Group"),on behalf of Accounts Managed by the Group	H Shares	1,456,388,599 (L)	Investment Manager	6.90	0.80
BlackRock, Inc. [2]	H Shares	1,459,871,734 (L)	Interest of Corporation Controlled by the Substantial Shareholder	6.92	0.80
		14,859,700 (S)		0.07	0.01
JPMorgan Chase & Co. [3]	H Shares	1,716,188,431 (L)	Beneficial Owner / Investment Manager / Custodian Corporation / Approved Lending Agent	8.13	0.94
		203,521,403 (S)	Beneficial Owner	0.96	0.11
		1,228,802,781 (LP)	Custodian Corporation / Approved Lending Agent	5.82	0.67

(L) Long position (S) Short position (LP) Lending pool

012 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 2015 INTERIM REPORT
Notes:
(1) 291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2) BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,459,871,734 H shares (long position) and 14,859,700 H shares (short position) were held in the capacity as a corporation controlled by the substantial shareholder.
(3) JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 432,613,650 H shares (long position) and 203,521,403 H shares (short position) were held in its capacity as beneficial owner; 54,772,000 H shares (long position) were held in its capacity as investment manager; 1,228,802,781 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. Such 1,716,188,431 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation / approved lending agent.
As at June 30, 2015, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.
3. Information on Changes of Controlling Shareholder and the De Facto Controller
There was no change in the controlling shareholder or the de facto controller of the Company during the reporting period.

PetroChina DIRECTORS’ REPORT 013
DIRECTORS’ REPORT
The Board of the Company is pleased to present the Directors’ report.
1. Review of Operating Results
In the first half of 2015, despite the challenging environment brought about by the weak recovery of the international economy, the intensified downward pressure on the domestic economy, the fluctuation of international oil prices at low levels, and the weak market demand for oil and gas, the Group continued to implement its guidelines of quality, profitability and sustainable development, adhered to reform and innovation as driving forces, focused on the development of its principal oil and gas business, and organised production and operation based on the principle of improving quality and efficiency. The Group also vigorously implemented a series of measures such as broadening source of income, reducing costs and improving efficiency. As a result, the Group achieved stable, safe and controllable production and operation, and the operating results met the expectations.
(1) Market Review
Crude Oil Market
In the first half of 2015, the supply in the world’s oil market was sufficient in general, the international oil prices had generally fluctuated at low levels. The price spread between West Texas Intermediate (“WTI”) crude oil and other benchmark oil prices continued to become narrower. The average price for North Sea Brent crude oil and WTI crude oil was US$57.84 per barrel and US$53.25 per barrel respectively, representing a decrease of 46.9% and 47.2% as compared with the same period in 2014, respectively.
Refined Products Market
In the first half of 2015, the domestic market demand for refined products showed a tendency to grow at a low to medium rates, the demand for gasoline kept growing relatively fast, and the demand for diesel continued to shrink. The domestic refining capacity continued to improve and market resources were generally sufficient, with a relatively excessive resource of diesel. According to the relevant information, in the first half of 2015, the quantity of domestically processed crude oil amounted to 235.34 million tons, representing an increase of 3.6% as compared with the same period in 2014, and the domestic output of refined products amounted to 148.61 million tons, representing an increase of 5.0% as compared with the same period in 2014. The consumption of refined products amounted to 135.68 million tons, representing an increase of 3.2% as compared with the same period in 2014, among which, the consumption of gasoline increased by 8.9% and the consumption of diesel dropped by 1.6%. The inventory of refined products increased by 2.39 million tons as compared with the same period in 2014 and was at a relatively high level. The PRC government made nine adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products decreased, in aggregate, by RMB460 per ton and RMB385 per ton, respectively. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.
Chemical Products Market
In the first half of 2015, as a result of the relatively low social inventory of chemical products and the concentrated overhaul of domestic chemical facilities,

014 DIRECTORS’ REPORT 2015 INTERIM REPORT
the demand for main chemical products resumed growth and the profitability of the chemical sector improved gradually, leading to more interest in the processing of domestic chemical products. The supply and demand in the market was generally balanced. In the first half of 2015, the domestic chemical market performance showed a V-shaped trend. The prices of main chemical products moved weakly to the bottom in the first quarter and then fluctuated at a high level in the second quarter.
Natural Gas Market
In the first half of 2015, domestic natural gas output and sales kept increasing while the overall growth slowed down significantly. According to relevant information, the domestic output of natural gas in the first half of 2015 was 65.6 billion cubic metres, representing an increase of 3.8% as compared with the same period in 2014. Imports of natural gas amounted to 29.3 billion cubic metres, representing an increase of 3.5% as compared with the same period in 2014. The apparent consumption of natural gas was 90.6 billion cubic metres, representing an increase of 2.1% as compared with the same period in 2014.
(2) Business Review
Exploration and Production
Domestic Exploration Operations
In the first half of 2015, the Group enjoyed good momentum in its oil and gas exploration operations, put emphasis on key exploration areas and key projects, and strived to obtain available large-scale reserves and economically recoverable reserves. In terms of oil exploration, large-scale reserves at the levels of hundred million tons or ten million tons were found at Jiyuan and Zhenbei of Erdos, Junggar Basin and Tarim Basin as well as other regions. In terms of natural gas exploration, a number of large-scale reserves at the levels of hundred billion cubic metres were found in the east region and Sulige of Erdos, Sichuan Basin and Tarim Basin as well as other regions. Important progress was also made in the exploration of tight oil.

PetroChina DIRECTORS' REPORT 015

Domestic Development and Production Operations

In the first half of 2015, in its development of oil and gas fields, the Group put emphasis on efficient production, controlled the scale and pace of development, pushed forward the normalised fine water injection projects and the secondary development projects, continued to make significant on-site development experiments, and carried out the building of key production capacity in an orderly way, as a result of which the overall development profitability kept improving. The Group steadily pushed forward the development of unconventional gas, and the shale gas capacity building projects in Changning, Weiyuan and Zhaotong progressed as scheduled. The output from the coal bed gas projects continued to increase. In the first half of 2015, the crude oil output from domestic operations amounted to 402.1 million barrels, representing a decrease of 1.8% as compared with the same period in 2014, and the marketable natural gas output from domestic operations amounted to 1,445.7 billion cubic feet, representing an increase of 1.1% as compared with the same period in 2014. The oil and natural gas equivalent output from domestic operations amounted to 643.1 million barrels, representing a decrease of 0.7% as compared with the same period in 2014.

Overseas Oil and Gas Operations

In the first half of 2015, the Group strengthened its risk control of the overseas oil and gas operations. Based on the sensitivity of various contracting models to oil prices, the Group formulated operational strategies for various projects on a differentiated basis, and actively optimised its assets structure. The Group promoted the secondary development of oil fields with great efforts, and the Rumaila project in Iraq and other projects kept improving their outputs and efficiency. In the first half of 2015, the oil and natural gas equivalent output from overseas operations amounted to 92.8 million barrels, representing an increase of 38.3% as compared with the same period in 2014 and accounting for 12.6% of the total oil and natural gas equivalent output of the Group.

In the first half of 2015, the Group recorded a crude oil output of 477.5 million barrels, representing an increase of 2.6% as compared with the same period in 2014, a marketable natural gas output of 1,549.6 billion cubic feet, representing an increase of 3.6% as compared with the same period in 2014, and an oil and natural gas equivalent output of 735.9 million barrels, representing an increase of 2.9% as compared with the same period in 2014.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2015	First half of 2014	Changes (%)
Crude oil output	Million barrels	477.5	465.6	2.6
Of which: Domestic	Million barrels	402.1	409.4	(1.8)
Overseas	Million barrels	75.4	56.2	34.1
Marketable natural gas output	Billion cubic feet	1,549.6	1,495.5	3.6
Of which: Domestic	Billion cubic feet	1,445.7	1,430.5	1.1
Overseas	Billion cubic feet	103.9	65.0	59.8
Oil and natural gas equivalent output	Million barrels	735.9	714.9	2.9
Of which: Domestic	Million barrels	643.1	647.8	(0.7)
Overseas	Million barrels	92.8	67.1	38.3

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

016 DIRECTORS' REPORT 2015 INTERIM REPORT

• Refining and Chemicals

In the first half of 2015, the Group followed market changes closely and organised the production and operation in a flexible way in its refining and chemicals sector. The Group optimised resources allocation and products structure, moderately increased chemical production workload and produced more marketable and high-profitability products. The Group achieved safe and steady operation by organising the overhaul of facilities in an orderly way. In the first half of 2015, the Group processed 495.7 million barrels of crude oil, representing a decrease of 0.9% as compared with the same period in 2014, and produced 46.475 million tons of refined oil products, representing an increase of 1.0% as compared with the same period in 2014.

In the first half of 2015, the Group accelerated the implementation of the quality upgrading project of the national standard V gasoline and diesel. Key projects, such as Yunnan Petrochemical, proceeded as planned.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2015	First half of 2014	Changes (%)
Processed crude oil	Million barrels	495.7	500.0	(0.9)
Gasoline, kerosene and diesel output	'000 ton	46,475	45,994	1.0
Of which: Gasoline	'000 ton	15,964	15,562	2.6
Kerosene	'000 ton	2,585	2,053	25.9
Diesel	'000 ton	27,926	28,379	(1.6)
Refining yield	%	93.9	93.7	0.2 percentage point
Ethylene	'000 ton	2,229	2,395	(6.9)
Synthetic resin	'000 ton	3,731	3,884	(3.9)
Synthetic fibre raw materials and polymers	'000 ton	648	623	4.0
Synthetic rubber	'000 ton	320	354	(9.6)
Urea	'000 ton	1,206	1,525	(20.9)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

• Marketing

Domestic Operations

In the first half of 2015, despite the adverse condition of the slowdown in the growth of demand for refined oil, in its marketing operations, the Group insisted on a market-oriented policy, strengthened the links between production, transportation and sales, optimised resources allocation and logistics, and focused on resources allocation in profitable markets. The Group also kept enhancing its capability of sales to end customers and promoted the expansion of sales and profitability. Meanwhile, the Group accelerated the integration of internet and conventional sales models and gradually developed non-oil businesses as new growth points.

PetroChina DIRECTORS’ REPORT 017
International Trading Operations
In the first half of 2015, in its international trading operations, the Group focused on synergy and innovated trading models, vigorously explored high-end and high-profitability markets, and strived to enhance operating quality, resulting in stable growth in term of scale.
The Group sold a total of 77.815 million tons of gasoline, kerosene and diesel in the first half of 2015, representing an increase of 3.4% as compared with the same period in 2014.
Natural Gas and Pipeline
In the first half of 2015, with respect to its natural gas business, the Group coordinated and optimised the utilisation of domestic gas and imported gas resources, implemented a proactive marketing strategy, optimised its sales structure, and changed its marketing methods, resulting in steady improvement of the sales profitability of natural gas. The Group also leveraged the advantages of its centralised control to optimise the deployment of its pipeline networks, with a view to releasing the full potentials of network storage capacity and keeping the general balance among production, transportation, sales and storage.
In the first half of 2015, the construction of key projects steadily progressed. The Mohe-Daqing transportation capacity expansion project and some other projects were completed and put into operation. The construction of the East Section of the Third West-East Gas Pipeline, the Jinzhou-Zhengzhou refined products pipeline and some other projects progressed smoothly.
2. Management Discussion and Analysis
(1) The financial data set out below is extracted from the interim condensed consolidated financial statements of the Group prepared under IFRS
Consolidated Operating Results
In the first half of 2015, the Group achieved a turnover of RMB877,624 million, representing a decrease

018 DIRECTORS' REPORT 2015 INTERIM REPORT

of 23.9% as compared with the same period in 2014. Profit attributable to owners of the Company was RMB25,406 million, representing a decrease of 62.7% as compared with the same period in 2014. Basic earnings per share were RMB0.14, representing a decrease of RMB0.23 as compared with the same period in 2014.

Turnover Turnover decreased by 23.9% to RMB877,624 million for the first half of 2015 from RMB1,153,968 million for the first half of 2014. This was primarily due to the combined impact of the decrease in the prices of crude oil, refined products and other main products and the increase in the sales volume of crude oil, natural gas, gasoline and other products. The table below sets out the external sales volume and average realised prices for the major products sold by the Group in the first half of 2015 and 2014 and their respective percentages of change during these periods:

	Sales Volume ('000 ton)			Average Realised Price (RMB/ton)		
	First half of 2015	First half of 2014	Percentage of change (%)	First half of 2015	First half of 2014	Percentage of change (%)
Crude oil*	48,645	44,324	9.75	2,478	4,530	(45.30)
Natural gas (100 million cubic metres, RMB/'000 cubic metres)	764.17	557.06	37.18	1,390	1,384	0.43
Gasoline	30,256	26,869	12.61	6,188	7,998	(22.63)
Diesel	39,733	42,102	(5.63)	4,861	6,697	(27.42)
Kerosene	7,826	6,257	25.08	3,493	5,933	(41.13)
Heavy oil	8,591	7,889	8.90	2,566	4,361	(41.16)
Polyethylene	1,926	1,949	(1.18)	8,527	9,956	(14.35)
Lubricant	662	793	(16.52)	8,182	9,486	(13.75)

* The crude oil listed above represents all the external sales volume of crude oil of the Group.

Operating Expenses Operating expenses decreased by 21.0% to RMB830,509 million for the first half of 2015 from RMB1,050,888 million for the first half of 2014, of which:

Purchases, Services and Other Purchases, services and other decreased by 28.8% to RMB528,022 million for the first half of 2015 from RMB741,629 million for the first half of 2014. This was primarily due to (i) decreases in purchase costs as a result of oil price drop, (ii) decreases in purchase costs arising from natural gas imports as a result of decrease in both quantity and price of liquefied natural gas ("LNG") imports, and (iii) decrease in certain purchase costs as a result of optimised production and operation.

Employee Compensation Costs Employee compensation costs for the first half of 2015 were RMB57,290 million, representing a decrease of 0.4% from RMB57,514 million for the first half of 2014. This was primarily due to the fact that the Group kept improving its performance-based compensation system, strictly controlled the total number of employees and strengthened its control of labour costs.

Exploration Expenses Exploration expenses decreased by 11.7% to RMB12,399 million for the first half of 2015 from RMB14,034 million for the first half of 2014. This was primarily due to the fact that the Group optimised its exploration deployment and cut down exploration costs, which resulted in a decrease in exploration expenses.

PetroChina DIRECTORS’ REPORT 019
Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 8.4% to RMB91,883 million for the first half of 2015 from RMB84,749 million for the first half of 2014. This was primarily due to the increase in the average carrying value of fixed assets and the average net book value of oil and gas properties, causing an increase in depreciation and depletion accordingly. The Group strictly controlled capital expenditures and vigorously optimised its assets structure, effectively curbing the tendency of significant increase in depreciation, depletion and amortisation.
Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 3.2% to RMB37,492 million for the first half of 2015 from RMB36,318 million for the first half of 2014. This was primarily due to the increase in transportation costs as a result of business expansion and the increase in costs associated with the overhauls, maintenance and repairs of refinery facilities that were scheduled in accordance with production needs.
Taxes other than Income Taxes Taxes other than income taxes decreased by 12.4% to RMB105,282 million for the first half of 2015 from RMB120,120 million for the first half of 2014, of which, as a result of the drop in crude oil price and a higher threshold for crude oil special gain levy, the Group did not incur crude oil special gain levy and the crude oil special gain levy in the first half of 2015 decreased by RMB35,976 million as compared with the same period in 2014, the resource tax decreased to RMB9,716 million for the first half of 2015 from RMB13,422 million for the first half of 2014, representing a decrease by RMB3,706 million as compared with the same period in 2014, and as a result of the adjustment made to the consumption tax policy, the Group’s consumption tax for the first half of 2015 increased to RMB76,165 million from RMB49,543 million for the first half of 2014, representing an increase by RMB26,622 million as compared with the same period in 2014.
Other Income, Net Other income, net, decreased by RMB1,617 million to RMB1,859 million for the first half of 2015, compared with other income, net, of RMB3,476 million for the first half of 2014. This was primarily due to the decrease in the confirmed VAT refunding for imported natural gas in the reporting period.
Profit from Operations Profit from operations was RMB47,115 million for the first half of 2015, representing a decrease of 54.3% from RMB103,080 million for the first half of 2014.
Net Exchange Loss Net exchange loss decreased by RMB1,644 million to RMB267 million for the first half of 2015 from RMB1,911 million for the first half of 2014. This was mainly due to the significant depreciation of Kazakhstan Tenge during the same period in 2014.
Net Interest Expenses Net interest expenses increased by 1.5% to RMB11,690 million for the first half of 2015 from RMB11,514 million for the first half of 2014. The increase was mainly due to the fact that the People’s Bank of China lowered the benchmark deposit rate three times in the first half of 2015, resulting in a decrease in interest income.
Profit before Income Tax Expense Profit before income tax expense was RMB38,437 million for the first half of 2015, representing a decrease of 59.8% from RMB95,717 million for the first half of 2014.
Income Tax Expense Income tax expense decreased by 54.5% to RMB9,846 million for the first half of 2015 from RMB21,662 million for the first half of 2014. This was primarily due to the decrease in the taxable profit.
Profit for the period Profit amounted to RMB28,591 million for the first half of 2015, representing a decrease of 61.4% from RMB74,055 million for the first half of 2014.

020 DIRECTORS’ REPORT 2015 INTERIM REPORT
Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB3,185 million for the first half of 2015, representing a decrease of 46.3% from RMB5,931 million for the first half of 2014. This was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group caused by the drop of crude oil price.
Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB25,406 million for the first half of 2015, representing a decrease of 62.7% from RMB68,124 million for the first half of 2014.
Segment Results Exploration and Production
Turnover The turnover of the Exploration and Production segment for the first half of 2015 was RMB245,878 million, representing a decrease of 38.4% from RMB399,366 million for the first half of 2014. This was primarily due to the combined impact of the drop of crude oil price and the increase in sales volume of natural gas. The average realised crude oil price in the first half of 2015 was US$52.10 per barrel, representing a decrease of 48.0% from US$100.14 per barrel for the first half of 2014.
Operating Expenses Operating expenses of the Exploration and Production segment decreased by 28.3% to RMB212,961 million for the first half of 2015 from RMB297,128 million for the first half of 2014. This was primarily due to the decrease in the purchase costs for importing crude oil and the decrease in such taxes and levies as crude oil special gain levy and resource tax.
The Group continued to tighten cost controls. In the first half of 2015, the oil and gas lifting cost was US$12.61 per barrel, representing a decrease of 2.8% from US$12.97 per barrel in the first half of 2014.
Profit from Operations In the first half of 2015, in the Exploration and Production segment, the Group continued to transform its mode of development, placed emphasis on technology innovation for better results, and strengthened its control of investment. However, due to the adverse impact caused by the significant drop in international crude oil prices, the Group realised an operating profit of RMB32,917 million, representing a decrease of 67.8% from RMB102,238 million for the first half of 2014. The Exploration and Production segment remained a key profit contributor to the Group.
Refining and Chemicals
Turnover The turnover of the Refining and Chemicals segment for the first half of 2015 was RMB334,439 million, representing a decrease of 21.6% from RMB426,545 million for the first half of 2014. This was primarily due to the decrease in the prices of certain refining and chemical products under market influence.
Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 23.3% to RMB329,782 million for the first half of 2015 from RMB429,980 million for the first half of 2014. This was primarily due to the decrease in the raw material costs of products.
In the first half of 2015, the cash processing cost of refineries was RMB175.64 per ton, representing an increase of 4.6% as compared with RMB167.86 per ton in the same period in 2014. This was primarily due to the increase in fuel and power costs, which was caused by the upgrade of the quality of diesel.
Profit from Operations In the first half of 2015, by placing emphasis on the principles of market orientation and profitability, strengthening production and operation analysis, keeping optimising the structure of products and intensifying control of costs and expenses, the Refining

PetroChina DIRECTORS’ REPORT 021
and Chemicals segment recorded a profit as a whole for the first time since 2011. In the first half of 2015, the Refining and Chemicals segment achieved a profit from operations amounting to RMB4,657 million, representing an increase of RMB8,092 million as compared with the loss of RMB3,435 million for the first half of 2014. The refining operations generated an operating profit of RMB5,550 million, representing an increase in operating profit of RMB1,195 million as compared with RMB4,355 million in the same period in 2014. The chemical operations incurred an operating loss of RMB893 million, representing a decrease in operating loss by RMB6,897 million as compared with the operating loss of RMB7,790 million for the same period in 2014.
Marketing
Turnover The turnover of the Marketing segment
decreased by 27.5% to RMB713,955 million for the first half of 2015 from RMB984,685 million for the first half of 2014, which was primarily due to the combined impact of a decrease in refined product prices and an increase in sales volume.
Operating Expenses Operating expenses of the Marketing segment decreased by 27.2% to RMB711,172 million for the first half of 2015 from RMB976,539 million for the first half of 2014. This was primarily due to a decrease in the expenses relating to the purchase of refined products from external suppliers.
Profit from Operations In the first half of 2015, the domestic business of the Marketing segment significantly increased its sales volume by developing the market through multiple channels and strengthening the sales of products with high profits. The international trading

022 DIRECTORS’ REPORT 2015 INTERIM REPORT
operations has effectively controlled market risks, and consistently improved the operation efficiency. Yet, due to the adverse impact caused by the significant drop of refined product prices, the slowdown in the growth of demand in the domestic refined product market and the fiercer competition in the market, the Marketing segment achieved an operating profit of RMB2,783 million for the first half of 2015, representing a decrease of 65.8% from RMB8,146 million for the first half of 2014.
Natural Gas and Pipeline
Turnover The turnover of the Natural Gas and Pipeline segment increased by 3.1% to RMB139,212 million for the first half of 2015 from RMB134,963 million for the first half of 2014, which was primarily due to the increase in the sales volume of natural gas.
Operating Expenses Operating expenses of the Natural Gas and Pipeline segment decreased by 5.0% to RMB124,345 million for the first half of 2015 from RMB130,880 million for the first half of 2014. This was primarily due to the decrease in natural gas import costs.
Profit from Operations In the first half of 2015, the Natural Gas and Pipeline segment optimised resources allocation, reduced comprehensive purchase costs, intensified marketing efforts, and improved the operating efficiency and comprehensive results of the business chain, resulting in an operating profit of RMB14,867 million, which represented an increase of 264.1% from RMB4,083 million for the first half of 2014. In the first half of 2015, the Natural Gas and Pipeline segment recorded a loss of RMB10,626 million on the sales of imported natural gas and LNG, representing a decrease in loss of RMB9,734 million as compared with the same period in 2014. Such losses include a loss of RMB5,231 million for the sales of 14.625 billion cubic metres of natural gas imported from Central Asia, a loss of RMB5,602 million for the sales of 3.250 billion cubic metres of imported LNG, and a loss of RMB1,738 million for the sales of 1.990 billion cubic metres of natural gas imported from Burma.
In the first half of 2015, the Group’s international operations(note) achieved a turnover of RMB280,504 million. Profit before income tax expense of overseas operations was RMB1,676 million. The international operations maintained healthy development and the Group’s internationalised operational capabilities were further improved.
Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of the respective operating segments mentioned above.
Cash Flows
As at June 30, 2015, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the shareholders of the Company.
The table below sets forth the cash flows of the Group for the first half of 2015 and 2014, respectively, and the amount of cash and cash equivalents as at the end of each period:

PetroChina DIRECTORS’ REPORT 023
Period of six months ended June 30
2015 2014
RMB million RMB million
Net cash flows from operating activities 110,936 133,484
Net cash flows used for investing activities (100,412) (117,906)
Net cash flows (used for) / from financing activities (18,068) 22,213
Translation of foreign currency (121) 277
Cash and cash equivalents at the end of the period 66,113 89,475
Net Cash Flows From Operating Activities
The net cash flows of the Group from operating activities for the first half of 2015 were RMB110,936 million, representing a decrease of 16.9% from RMB133,484 million for the first half of 2014. This was mainly due to a combination of effects brought about by the decrease of profit during the reporting period and the change in working capital. As at June 30, 2015, the Group had cash and cash equivalents of RMB66,113 million, among which, approximately 58.6% were denominated in Renminbi, approximately 30.1% were denominated in US Dollars, approximately 8.9% were denominated in Hong Kong Dollars and approximately 2.4% were denominated in other currencies.
Net Cash Flows Used For Investing Activities
The net cash flows of the Group used for investing activities for the first half of 2015 were RMB100,412 million, representing a decrease of 14.8% from RMB117,906 million for the first half of 2014. This was primarily due to the fact that the Group strengthened its investment management and decreased capital expenditures in the first half of 2015.
Net Cash Flows (Used For) / From Financing Activities
The net cash flows of the Group used for financing activities for the first half of 2015 were RMB18,068 million. The net cash flows of the Group from financing activities for the first half of 2014 were RMB22,213 million. The cash flow associated with financing activities turned from net inflow to net outflow, which was primarily due to a substantial increase in the repayment of long-term and short-term borrowings during the reporting period as compared with the same period in 2014, as a result of the strengthening of the management of capital and interest-bearing borrowings by the Group.
The net borrowings of the Group as at June 30, 2015 and December 31, 2014, respectively, were as follows:
As at June 30, 2015 As at December 31, 2014
RMB million RMB million
Short-term borrowings (including current portion of long-term borrowings) 178,591 169,128
Long-term borrowings 359,830 370,301
Total borrowings 538,421 539,429
Less: Cash and cash equivalents 66,113 73,778
Net borrowings 472,308 465,651

024 DIRECTORS' REPORT 2015 INTERIM REPORT

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2015 and December 31, 2014, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2015	As at December 31, 2014
	RMB million	RMB million
Within 1 year	197,014	189,435
Between 1 and 2 years	72,664	76,999
Between 2 and 5 years	239,691	222,379
After 5 years	94,651	128,580
	604,020	617,393

Of the total borrowings of the Group as at June 30, 2015, approximately 53.9% were fixed-rate loans and approximately 46.1% were floating-rate loans. Of the total borrowings as at June 30, 2015, approximately 68.4% were denominated in Renminbi, approximately 30.8% were denominated in US Dollars and approximately 0.8% were denominated in other currencies.

As at June 30, 2015, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 28.9% (December 31, 2014: 29.0%).

- Capital Expenditures

For the first half of 2015, the Group devoted great efforts to control investment costs, continued to optimise its investment structure and reasonably adjusted the pace of construction of projects and, as such, its capital expenditures were RMB61,653 million, representing a decrease of 32.3% from RMB91,101 million for the first half of 2014. The following table sets out the capital expenditures incurred by the Group for the first half of 2015 and for the first half of 2014 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2015.

	For the first half of 2015		For the first half of 2014		Estimates for 2015	
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	48,005	77.87	69,507	76.30	193,900	76.04
Refining and Chemicals	5,058	8.20	5,956	6.54	25,500	10.00
Marketing	1,462	2.37	1,283	1.41	8,600	3.37
Natural Gas and Pipeline	6,731	10.92	13,932	15.29	26,400	10.35
Head Office and Other	397	0.64	423	0.46	600	0.24
Total	61,653	100.00	91,101	100.00	255,000	100.00

* If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2014 and the first half of 2015, and the estimates for the same for the year of 2015 would be RMB76,195 million, RMB54,134 million and RMB203,900 million, respectively.

PetroChina DIRECTORS’ REPORT 025
Exploration and Production
Capital expenditures for the Exploration and Production segment of the Group amounted to RMB48,005 million for the first half of 2015. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group’s domestic exploration focused on the development of oil and gas regions such as Erdos Basin, Tarim Basin and Sichuan Basin, with a focus on maintaining and increasing the output from oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the South-Western as well as the development of unconventional resources such as coal bed gas and shale gas. For its overseas operations, the Group continued to push forward the existing oil and gas exploration and development projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region.
The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2015 would amount to RMB193,900 million.
Refining and Chemicals
Capital expenditures for the Refining and Chemicals
segment of the Group amounted to RMB5,058 million for the first half of 2015, primarily used for the construction of the large refining and chemical project of Yunnan Petrochemical and the quality upgrade project for gasoline and diesel oil products.
The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2015 will amount to RMB25,500 million.
Marketing
Capital expenditures for the Marketing segment of the Group amounted to RMB1,462 million for the first half of 2015, which were used primarily for the construction and expansion of the domestic sales networks for high-profitability markets and the construction of overseas oil and gas operation, etc.
The Group anticipates that capital expenditures for the Marketing segment throughout 2015 will amount to RMB8,600 million.
Natural Gas and Pipeline
Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB6,731 million for

026 DIRECTORS' REPORT 2015 INTERIM REPORT

the first half of 2015, which were used primarily for the construction of key oil and gas transmission pipelines such as those of Third West-East Gas Pipeline, Tieling-Dalian Crude Oil Pipeline and Jinzhou-Zhengzhou Refined Oil Pipeline, gas storage projects and city gas facilities.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2015 will amount to RMB26,400 million.

Head Office and Other

Capital expenditures for Head Office and Other for the first half of 2015 were RMB397 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for Head Office and Other throughout 2015 will amount to RMB600 million.

(2) The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS:

- Principal operations by segment under CAS

	Income from principal operations for the first half of 2015	Cost of principal operations for the first half of 2015	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	240,775	177,573	20.5	(38.7)	(18.0)	(9.7)
Refining and Chemicals	331,196	217,716	7.9	(21.8)	(37.8)	3.9
Marketing	706,824	676,517	4.1	(27.8)	(28.4)	0.7
Natural Gas and Pipeline	137,542	121,239	11.5	3.0	(6.5)	9.0
Head Office and Other	153	50	-	(21.5)	(38.3)	-
Inter-segment elimination	(556,569)	(555,149)	-	-	-	-
Total	859,921	637,946	13.8	(24.3)	(24.8)	(1.4)

* Gross margin = Profit from principal operations / Income from principal operations

During the reporting period, the total amount of connected transactions from sales of products and provision of services by the Group to CNPC and its subsidiaries was RMB56,209 million.

- Principal operations by region under CAS

	First half of 2015	First half of 2014	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	597,120	746,477	(20.0)
Other	280,504	407,491	(31.2)
Total	877,624	1,153,968	(23.9)

PetroChina DIRECTORS' REPORT 027

• Principal subsidiaries, associates and joint ventures of the Group

Company name	Registered capital RMB million	Shareholding %	Amount of total assets RMB million	Amount of total liabilities RMB million	Amount of total net assets RMB million	Net profit RMB million
Daqing Oilfield Company Limited	47,500	100.00	293,683	70,265	223,418	5,683
CNPC Exploration and Development Company Limited	16,100	50.00	149,313	36,952	112,361	965
PetroChina Hong Kong Limited	HK$7,592 million	100.00	95,137	34,646	60,491	2,272
PetroChina International Investment Company Limited	31,314	100.00	116,136	105,234	10,902	(1,323)
PetroChina International Co., Ltd.	14,000	100.00	142,516	103,393	39,123	2,117
PetroChina Northwest United Pipelines Company Limited	62,500	52.00	69,616	6,261	63,355	708
PetroChina Eastern Pipelines Co., Ltd.	10,000	100.00	91,163	37,152	54,011	4,720
Dalian West Pacific Petrochemical Co., Ltd.	US$258 million	28.44	8,079	14,386	(6,307)	(505)
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	9,716	7,033	2,683	51
China Petroleum Finance Co., Ltd.	5,441	49.00	578,633	537,732	40,901	2,686
Arrow Energy Holdings Pty Ltd.	AUD 2	50.00	41,178	20,592	20,586	(1,118)
PetroChina United Pipelines Company Limited	40,000	50.00	88,033	1,607	86,426	4,463
CNPC Captive Insurance Co., Ltd.	5,000	49.00	9,921	4,595	5,326	154

Notes: For details of the nature of business and net profit of principal subsidiaries, associates and joint ventures of the Group, please refer to Note 6 and Note 13 of the financial statements of the Group prepared under CAS.

3. Business Prospects for the Second Half of the Year

The mild recovery of the global economy will remain highly uncertain in the second half of 2015 and the supply in the international oil market will continue to be sufficient. The global oil price is likely to keep fluctuating at a low level. It is expected that the domestic economy will continue to develop at a reasonable pace, while downward pressure on the economy still exists. China's reform of exchange rate formation mechanism will keep improving the exchange rate marketisation of Renminbi. The growth of domestic demand for oil and gas will slow down and the market competition will get tougher. Whilst the operational environment remains complex and uncertain, the Group will enhance its analysis and assessment of the situation, grasp favourable opportunities arising from the State's major strategies such as "One Belt One Road", focus on improving quality and efficiency, endeavour to promote the development of its main business of oil and gas, coordinate and optimise its production and operations, continue to implement measures to broaden source of income, reduce costs and improve efficiency, keep emphasising the concept of innovation-driven and strive to accomplish its production and operation targets for the year and facilitate the steady development of the Group.

In respect of exploration and production, the Group will continue to strengthen its efforts for oil and gas exploration, place emphasis on meticulous exploration at key zones and pre-exploration and venture exploration at key areas and key basins, promote the exploration of tight oil and expand large-scale economically recoverable

028 DIRECTORS’ REPORT 2015 INTERIM REPORT
reserves and transform them into available reserves. The Group will organise its crude oil production in a scientific way based on profitability contribution, strengthen the optimisation of development plans, technical support and dynamic tracking. The development of natural gas will act as the profit growth points and intensify the graded and dynamic regulation of major gas areas, key gas fields and high-yield wells, with a view to maintain the steady and balanced development of its oil and gas production.
In respect of refining and chemicals operations, the Group will speed up its adjustments based on market and capacity, optimise its allocation of crude oil resources, process route and products structure, reasonably arrange the processing load, increase its production of marketable and high-profitability products, and strive to increase profits. The Group will promote such key projects as Yunnan Petrochemical in an orderly manner. The Group will also accelerate the development of the upgrade project of the quality of refined oil and steadily carry out the updating of gasoline and diesel quality to the national V standard.
In respect of the sales of refined products, the Group will keep optimising its sales structure, the flow of recourses and its inventory operation, strengthen the core position of its retail operations, increase sales volume from oil guns and sales volume of high value-added products, intensify the integrated marketing of refined oil, fuel cards, unconventional businesses and lubricants and strive to improve the overall profitability. The Group will also innovate on business models, strengthen joint ventures and cooperation, develop end sales network in a flexible way, speed up its deployment in markets with quality and high profit and improve its market control.
In respect of natural gas and pipelines operations, the Group will effectively promote market development, strengthen the management of new users, optimise the structure of areas and users, increase the percentage of high-end and high-profitability markets and implement a proactive season-based pricing strategy and strive to improve the profitability of natural gas sales. The Group will also improve the planning of the pipelines operations, complete and put into operation a batch of key projects such as the East Section of the Third West-East Gas Pipeline.
In respect of international operations, the Group will aim at quality development, further optimise development plans, business structure and regional deployment based on projected oil price and prospects of development, continue to improve the profitability of major oil and gas production areas and key projects, and strengthen joint ventures and cooperation so as to enhance the overall profitability. The Group will further strengthen the economic evaluation and risk assessment mechanism for key projects, effectively control various risks. For international trade, the Group will continue to improve its overseas oil and gas operation centres and global marketing network, further optimise channels of recourses and pricing mechanism and enhance the quality and profitability of trade operations.
By order of the Board
Wang Yilin
Chairman
Beijing, PRC
August 27, 2015

PetroChina SIGNIFICANT EVENTS 029
SIGNIFICANT EVENTS
1. Governance of the Company
During the reporting period, the Company had been operating in accordance with domestic and overseas regulatory requirements. With reference to the status quo of the Company and in accordance with the Articles of Association of the Company (the “Articles of Association”), related laws, regulations and the securities regulatory rules of the places where the shares of the Company are listed, the Company has been constantly adopting, improving and effectively implementing work systems and related work processes for the Board and its various specialised committees. In order to adapt to the change in regulatory requirements, the Company is in the course of supplementing and refining its fundamental systems of corporate governance. During the reporting period, the internal management operations of the Company had been further standardised. The level of the Company’s corporate governance had been continually enhanced through the coordination and checks and balances among the shareholders’ general meeting, the Board and its respective specialised committees, the Supervisory Committee and the management led by the President of the Company together with the effective operations of the internal control systems.
2. Compliance with the Corporate Governance
Code
For the six months ended June 30, 2015, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that:
as at the end of the reporting period, after prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure of the Company, the Company decided to establish a nomination committee of the Board. The Board reviewed and approved the establishment of the nomination committee of the Board and adopted its terms of reference on the fifth meeting of the Board in 2015. The nomination committee consists of Mr Wang Yilin, Chairman of the Board, who shall act as the chairman of the nomination committee, Mr Lin Boqiang and Mr Zhang Biyi, both independent non-executive Directors, who shall act as members of the nomination committee. Additionally, according to the requirements for nomination of directors by shareholders holding three percent or above of the voting shares of the Company through provisional proposal under the Articles of Association, a shareholder may submit a written proposal to the general meeting in relation to the intention to nominate a candidate for Director and the candidate’s willingness to accept such nomination prior to the general meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, each Director shall be entitled to be re-elected.
3. Formulation and Implementation of the Cash
Dividend Policy
Since its listing in 2000, the Company has been in strict conformance with the relevant undertakings in its Hong Kong listing prospectus, with a consistent dividend policy adopted. Currently, the Company pays dividends to its shareholders on the basis of 40% to 50%

030 SIGNIFICANT EVENTS 2015 INTERIM REPORT
of its annual net profit. The Company’s consistent and proactive dividend policy is well received by shareholders as it preserves the interests of small to medium sized shareholders. The independent Directors of the Company have performed their duties conscientiously and diligently and played a desirable role.
To protect the interests of small to medium sized shareholders, the Articles of Association expressly provides that the proportion of cash dividends shall not be lower than 30% of annual net profit attributable to owners of the Company. The Company shall make dividend payments twice a year. Payment of final dividends shall be approved by a general meeting by way of an ordinary resolution, whilst payment of interim dividends may be approved by the Board receiving a mandate from a general meeting by way of an ordinary resolution. Over the years, the Company has been implementing the dividend policy in strict compliance with the Articles of Association and the relevant regulatory requirements.
Authorised by the shareholders, the Board has approved the 2015 interim dividend at the fifth meeting of the Board in 2015, with the consent of independent Directors.
4. Final Dividend for 2014 and Interim Dividend for 2015 and Closure of Register of Members
(1) Final Dividend for 2014
The final dividend in respect of 2014 of RMB0.09601 per share (inclusive of applicable tax), amounting to a total of RMB17,572 million was approved by the shareholders at the annual general meeting of the Company on June 23, 2015 and was paid on July 9, 2015 (for A Shares) and August 13, 2015 (for H Shares) respectively.
(2) Interim Dividend for 2015 and Closure of Register of Members
The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2015 at the annual general meeting of the Company on June
23, 2015. The Board has resolved to declare and pay to all shareholders of the Company an interim dividend of RMB0.06247 per share (inclusive of applicable tax) for the six months ended June 30, 2015 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2015. The total amount of the interim dividend payable is RMB11,433 million.
The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 17, 2015. The register of members of H shares will be closed from September 12, 2015 to September 17, 2015 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 11, 2015. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 17, 2015 will be eligible for the interim dividend.
In accordance with the relevant provisions of the Articles of Association and relevant laws, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar

PetroChina SIGNIFICANT EVENTS 031
as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2015 interim dividend by the Board was RMB0.82446 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.07577 Hong Kong Dollar per H share (inclusive of applicable tax).
The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend the Receiving Agent for their onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 27, 2015 to the holders of H shares by ordinary mail at their own risks.
According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to nonresident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information that will have been registered on the Company’s H share register of members on September 17, 2015.
According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual holders of H shares who are Hong Kong residents, Macau residents or residents of those countries which have agreements with China prescribing for a tax rate of 10% for individual income tax in respect of dividends. For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate lower than 10% for individual income tax in respect of dividends, the Company will make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) ( < )> ( [2009]124 ) ). For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate higher than 10% but lower than 20% for individual income tax in respect of dividends, the Company will withhold the individual income tax at the agreed-upon effective tax rate. For individual holders of H shares who are residents of those countries without

032 SIGNIFICANT EVENTS 2015 INTERIM REPORT
any taxation agreements with China or those which have agreements with China prescribing for a tax rate of 20% for individual income tax in respect of dividends or other situations, the Company will withhold the individual income tax at a tax rate of 20%.
The Company will determine the country of residence of the individual holders of H shares based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 17, 2015 and will accordingly withhold and pay the individual income tax. If the country of residence of the individual holders of H shares is not the same as the Registered Address, the individual holders of H shares shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 11, 2015 at the following address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the individual holders of H shares do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of residence of the individual holders of H shares based on the Registered Address recorded on September 17, 2015.
The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.
In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hong Kong Stock Market Trading Interconnection Mechanism( ), which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock
Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.
With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of this type of investors and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.
5. Material Litigation, Arbitration and Events
Widely Questioned by the Media
Regarding the previously disclosed class action proceedings brought by individual overseas shareholders

PetroChina SIGNIFICANT EVENTS 033
before the United States District Court for the Southern District of New York (the “District Court”) against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to an investigation conducted by the relevant PRC authorities, the notice of such action had been served to the Company. Details of such notice are further provided in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the websites of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013 and on the website of the Hong Kong Stock Exchange. On April 4, 2014, the District Court entered an order consolidating the related actions and appointing lead plaintiff and lead counsel.
On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and former senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions.
On August 5, 2014, the Company filed a motion to dismiss the Amended Complaint.
In November 2014, upon approval by the court, the U.S. plaintiff further submitted a Revised Joinder Indictment. In view of the indictment, the Company filed another motion to dismiss with the court in February 2015. In April 2015, the court convened a pre-motion meeting attended by both parties and entered an order dismiss the plaintiff’s request for submission of supplemental documents.
In early May 2015, plaintiffs filed a Memorandum of Law in Opposition to Motion with the District Court. In late May 2015, the Company filed a Reply Memorandum of Law in Support of Motion with the District Court. On August 3, 2015, the District Court issued an Opinion and Order, granting the Company’s motion to dismiss, and directing termination of the motion and the closing of the case. On August 10, 2015, pursuant to the U.S. federal court procedure rules, plaintiffs filed notice of appeal to the United States Court of Appeals for the Second Circuit from the judgment entered by the District Court.
During the reporting period, the normal course of business of the Company has not been affected. The Company intends to vigorously contest the appeal to protect the legitimate rights and interests of the Company.
On February 27 and April 27, 2015, the Shanghai Stock Exchange sent the Company two letters inquiring about relevant media reports that the Company might be integrated with China Petroleum & Chemical Corporation. The Company published a clarification announcement (No. Lin 2015-012) on the website of the Shanghai Stock Exchange on April 27, 2015 and on China Securities Journal, Shanghai Securities Journal and Securities Times on April 28, 2015 and on the website of the Hong Kong Stock Exchange, stating that neither the Company nor its controlling shareholder had received any written or oral information on such rumours from any governmental authority.
Except for the matters above, the Company was not involved in any material litigation, arbitration or events that were widely questioned by the media during the reporting period.

034 SIGNIFICANT EVENTS 2015 INTERIM REPORT
6. Shareholding Interests of the Group in Other Companies
(1) Shareholding interests of the Group in other listed companies
As at the end of the reporting period, shareholding interests of the Group in other listed companies were as follows:
Unit: HK$ million

Stock code	Stock short name	Initial investment amount	Number of shares held (both at the beginning and the end of the reporting period)	Shareholding (%)	Book value as at the end of the reporting period	Profit or loss for the reporting period	Changes in equity during the reporting period	Classification in accounts	Source of shareholding
135	Kunlun Energy(1)	25,758	4,708,302,133	58.33	25,758	—	—	Long-term equity investments	Acquisition and further share issuance

Note: (1) The Group held the shares in Kunlun Energy Limited, a company listed on the Hong Kong Stock Exchange, through Sun World Limited, an overseas wholly-owned subsidiary of the Group.
(2) Shareholding interests of the Group in non-listed financial institutions
As at the end of the reporting period, shareholding interests of the Group in other non-listed financial institutions were as follows: Unit: RMB million

Name of investment target	Initial investment amount	Number of shares held (both at the beginning and the end of the reporting period)	Shareholding (%)	Book value as at the end of the reporting period	Profit or loss for the reporting period	Changes in equity during the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666,000,000	49.00	20,390	1,316	(250)	Long-term equity investments	Injection of capital
CNPC Captive Insurance Co., Ltd.	2,450	2,450,000,000	49.00	2,610	76	—	Long-term equity investments	Establishment by promotion

7. Investment and Acquisition of Assets
The Company and its subsidiaries did not make any investments and acquisitions during the reporting period.

PetroChina SIGNIFICANT EVENTS 035
8. Material Connected Transactions
(1) Continuing connected transactions
Connected transactions with CNPC
Pursuant to the Listing Rules and the Shanghai Stock Exchange Listing Rules, since CNPC is the controlling shareholder of the Company, transactions between the Group and CNPC as well as their jointly-held entities constitute connected transactions of the Group. The Group and CNPC as well as their jointly-held entities continue to carry out certain existing continuing connected transactions. The Company had obtained independent Directors’ and independent shareholders’ approval at the third meeting of the Sixth Session of the Board held on August 27 and 28, 2014 and the first extraordinary general meeting held on October 29, 2014 for a renewal of the existing continuing connected transactions and the new continuing connected transactions, and the proposed caps for the existing continuing connected transactions and the new continuing connected transactions for the period from January 1, 2015 to December 31, 2017.
The Group and CNPC as well as their jointly-held entities will continue to carry out the existing continuing connected transactions referred to in the following agreements:
1) Comprehensive Products and Services Agreement
2) Land Use Rights Leasing Contract and an agreement supplementary thereto
3) Buildings Leasing Contract (as amended)
4) Intellectual Property Licensing Contracts
5) Contract for the Transfer of Rights under Production Sharing Contracts
Details of the above agreements were set out in the section headed “Connected Transactions” of the 2014 annual report published on the website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on March 26 and 27, 2015. Details of the Comprehensive Products and Services Agreement, the Supplementary Agreement to the Land Use Rights Leasing Contract and the Buildings Leasing Contract (as amended) were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 28 and 29, 2014, and were also set out in the meeting materials for the 2014 first extraordinary general meeting published on the website of the Shanghai Stock Exchange on October 21, 2014.
(2) Performance of the continuing connected transactions during the reporting period
During the reporting period, in accordance with the CAS, the actual total transaction amounts of the connected transactions enacted between the Group and its connected parties were RMB176,227 million, of which the sales of goods and provision of services by the Group to its connected parties amounted to RMB56,209 million, representing 6.40% of the same category transactions of the Group. The purchase of goods and provision of services from the connected parties to the Group amounted to RMB120,018 million, representing 15.79% of the same category transactions of the Group. The balance of the capital provided by the connected parties to the Group amounted to RMB300,371 million.
(3) Details of the connected transactions during the reporting period have been set out in Note 53 to the financial statements of the Group prepared under CAS and Note 18 to the financial statements of the Group prepared under IFRS.

036 SIGNIFICANT EVENTS 2015 INTERIM REPORT
9. Material Contracts and the Performance
Thereof
(1) There was no material transaction, or any trusteeship, sub-contracting and leasing of properties of other companies by the Company, or any trusteeship, subcontracting and leasing of properties of the Company by other companies which was enacted during the reporting period or extended from prior periods to the reporting period.
(2) The Group had no material guarantees during the reporting period.
(3) The Company did not entrust any other person to carry out cash management during the reporting period nor was there any such entrustment that was extended from prior periods to the reporting period.
(4) The Company had no material external entrusted loans during the reporting period.
(5) Save as disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure.
10. Performance of Undertakings
In order to support the business development of Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transaction (the “Agreement”) with the Company on March 10, 2000. As of June 30, 2015, except for those already performed, the undertakings not performed by CNPC, the controlling shareholder of the Company, included as follows: (1) due to the fact that the laws of the jurisdiction where ADSs were listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) upon execution of the Agreement, CNPC did not make use of the business opportunity that competed or was likely to compete with the principal business of the Company strictly in accordance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.
In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.
Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.
11. Penalties on the Company and its Directors, Supervisors, Senior Management, Controlling
Shareholder and De Facto Controller and
Remedies Thereto
During this reporting period, Mr Liao Yongyuan, former non-executive Director and Vice Chairman of the

PetroChina SIGNIFICANT EVENTS 037
Company, was investigated by relevant authorities. In terms of this investigation, the Company strictly complied with the Listing Rules and made relevant disclosure timely. Please refer to the announcement of major issue (No. Lin 2015-004) and announcement of resignation of director (No. Lin 2015-005) published by the Company on the website of the Shanghai Stock Exchange on March 16 and 17, 2015 for details. The Board and senior management of the Company attached importance to this investigation, further improved the relevant policies and procedures of the Company and strengthened the performance restraint and accountability mechanisms of the directors and senior management to ensure the requirements of the compliance management are complied with. The Company has been consistently improving its standardized and scientific level of corporate governance and validly prevented various types of risks.
None of the existing Directors, Supervisors, senior management, controlling shareholder or de facto controller of the Company was subject to any investigation by relevant authorities, enforcement measures by judicial authorities or disciplinary authorities, transfer to judicial authorities or prosecution of criminal liabilities, audit or administrative punishment by the China Securities Regulatory Commission, denied participation in the securities market or deemed unsuitable, nor was there any administrative penalty by other administrative authorities or public condemnation by stock exchanges.
12. Repurchase, Sale or Redemption of
Securities
The Company and its subsidiaries did not repurchase, sell or redeem any of the listed securities of the Company during the six months ended June 30, 2015.
13. Compliance with the Model Code
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.
14. Interests of Directors and Supervisors in the
Share Capital of the Company
As at June 30, 2015, save as disclosed in this report, none of the Directors or Supervisors had any interest or short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the Securities and Futures Ordinance that required to be recorded in the register mentioned under Section 352 of the Securities and Futures Ordinance or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.
15. Audit Committee
The Audit Committee of the Company comprises Mr Lin Boqiang, Mr Liu Yuezhen and Mr Zhang Biyi. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board. The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2015.
16. Disclosure of Other Information
Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2014 in respect of matters required to be disclosed under paragraph 32 of Appendix 16 to the Listing Rules.

038 SIGNIFICANT EVENTS 2015 INTERIM REPORT

17. Index of Information Disclosure

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
Monthly Return of the Company on the Movements of Securities for the month ended December 2014	—	January 4, 2015	Website of the Hong Kong Stock Exchange
Announcement of PetroChina on its Application for Issuing SCP Registered with NAFMII	China Securities Journal, Shanghai Securities News and Securities Times	January 20, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Monthly Return of the Company on the Movements of Securities for the month ended January 2015	—	February 2, 2015	Website of the Hong Kong Stock Exchange
Announcement of PetroChina on the Results of its Issue of the 2015 first Tranche SCP	China Securities Journal, Shanghai Securities News and Securities Times	February 10, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Monthly Return of the Company on the Movements of Securities for the month ended February 2015	—	March 3, 2015	Website of the Hong Kong Stock Exchange
Announcement of PetroChina on the 2015 Payment of Interest for the 2013 Corporate Bonds (First Tranche)	China Securities Journal, Shanghai Securities News and Securities Times	March 10, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Notice of Board Meeting	—	March 12, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina on Significant Events	China Securities Journal, Shanghai Securities News and Securities Times	March 17, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina on the Resignation of Director	China Securities Journal, Shanghai Securities News and Securities Times	March 18, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Special Statement on the Use of Non-operating Funds and Financial Transactions with other Affiliates for 2014	—	March 26, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2014 Audit Report of PetroChina	—	March 26, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2014 Internal Control and Audit Report of PetroChina	—	March 26, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Report on Sustainable Development of 2014	—	March 26, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2014 Work Report of the Independent Directors	—	March 26, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2014 Work Report of the Audit Committee of the Board of Directors	—	March 26, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

PetroChina SIGNIFICANT EVENTS 039

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
2014 Internal Control Evaluation Report	—	March 26, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Special Statement and Independent Opinion by Independent Directors on External Guarantees	—	March 26, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Annual Report	—	March 26, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Summary of Annual Report	China Securities Journal, Shanghai Securities News and Securities Times	March 27, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the Resolutions passed at the Fifth Meeting of the Sixth Session of the Board of Directors	China Securities Journal, Shanghai Securities News and Securities Times	March 27, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the Resolutions passed at the Fourth Meeting of the Sixth Session of the Supervisory Committee	China Securities Journal, Shanghai Securities News and Securities Times	March 27, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Monthly Return of the Company on the Movements of Securities for the month ended March 2015	—	April 1, 2015	Website of the Hong Kong Stock Exchange
Notice of the 2014 Annual General Meeting of PetroChina	China Securities Journal, Shanghai Securities News and Securities Times	April 9, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Notice of Board Meeting	—	April 13, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina on its Application for Issuing Mid-Term Notes Being Registered with NAFMII	China Securities Journal, Shanghai Securities News and Securities Times	April 17, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina on the Results of its Issue of the 2015 Second Tranche SCP	China Securities Journal, Shanghai Securities News and Securities Times	April 23, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Clarification Announcement of PetroChina	China Securities Journal, Shanghai Securities News and Securities Times	April 28, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Special Resolutions Passed by the Board of Directors	China Securities Journal, Shanghai Securities News and Securities Times	April 28, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
First Quarterly Report of PetroChina	China Securities Journal, Shanghai Securities News and Securities Times	April 28, 2015	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Monthly Return of the Company on the Movements of Securities for the month ended April 2015	—	May 4, 2015	Website of the Hong Kong Stock Exchange

040 SIGNIFICANT EVENTS 2015 INTERIM REPORT

Matter Names of newspaper of publication Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) Website of release
Announcement on the Postponement of the 2014 Annual General Meeting China Securities Journal, Shanghai Securities News and Securities Times May 16, 2015 Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina on the Results of its Issue of the 2015 Third Tranche SCP China Securities Journal, Shanghai Securities News and Securities Times May 20, 2015 Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the Postponement of Final Dividend Payout for 2014 China Securities Journal, Shanghai Securities News and Securities Times May 21, 2015 Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Monthly Return of the Company on the Movements of Securities for the month ended May 2015 — June 1, 2015 Website of the Hong Kong Stock Exchange
Announcement on the Results of the Track Rating of 2012 Corporate Bonds (First Tranche) and 2013 Corporate Bonds (First Tranche) China Securities Journal, Shanghai Securities News and Securities Times June 2, 2015 Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Additional Proposals for 2014 Annual General Meeting China Securities Journal, Shanghai Securities News and Securities Times June 4, 2015 Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Documents of 2014 Annual General Meeting — June 16, 2015 Website of the Shanghai Stock Exchange
Documents of 2014 Annual General Meeting (as amended) — June 17, 2015 Website of the Shanghai Stock Exchange
List of Directors and their Roles and Functions — June 23, 2015 Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the Election and Appointment of Directors and Chairman — June 23, 2015 Website of the Hong Kong Stock Exchange
Legal Opinion on the 2014 Annual General Meeting — June 23, 2015 Website of the Shanghai Stock Exchange
Announcement on the Resolutions of 2014 Annual General Meeting China Securities Journal, Shanghai Securities News and Securities Times June 24, 2015 Website of the Hong Kong Stock Exchange Website of Shanghai Stock Exchange
Announcement on the Resolutions Passed at the sixth meeting of the Sixth Session of the Board China Securities Journal, Shanghai Securities News and Securities Times June 24, 2015 Website of the Hong Kong Stock Exchange Website of Shanghai Stock Exchange

18. Details of Preference Shares
There is no matter concerning the preference shares requiring disclosure during the reporting period.
19. Events After the Balance Sheet Date
There is no event after the balance sheet date.

PetroChina DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 041
DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
1. Change of Directors, Supervisors and Senior Management of the Company
Mr Liao Yongyuan tendered his resignation to the Company on March 17, 2015 and resigned from his positions as non-executive Director and Vice Chairman of the Company, with immediate effect.
The Company convened an annual general meeting for the year 2014 on June 23, 2015, at which the Resolutions on the Election of Directors were approved, electing Mr Wang Yilin and Mr Zhao Zhengzhang as Directors of the Company.
Mr Zhou Jiping tendered his resignation and resigned from his positions as Director and Chairman of the Company, due to his age, effective upon the conclusion of the annual general meeting for the year 2014.
The Company convened the sixth meeting of the Sixth Session of the Board of Directors on June 23, 2015. Upon discussion and voting by the attending Directors on the Resolutions on the Election of the Chairman of the Board, it was unanimously agreed that Mr Wang Yilin be elected as the Chairman of the Company.
2. Basic Particulars of the Current Directors, Supervisors and other Senior Management
Directors

Name Gender Age Position
Wang Yilin Male 58 Chairman of the Board
Wang Dongjin Male 52 Vice Chairman of the Board, President
Yu Baocai Male 50 Non-executive Director
Shen Diancheng Male 56 Non-executive Director
Liu Yuezhen Male 53 Non-executive Director
Liu Hongbin Male 52 Executive Director, Vice President
Zhao Zhengzhang Male 58 Executive Director, Vice President
Chen Zhiwu Male 52 Independent Non-executive Director
Richard H. Matzke Male 77 Independent Non-executive Director
Lin Boqiang Male 58 Independent Non-executive Director
Zhang Biyi Male 61 Independent Non-executive Director

042 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 2015 INTERIM REPORT
Supervisors

Name Gender Age Position
Guo Jinping Male 58 Chairman of the Supervisory Committee
Zhang Fengshan Male 52 Supervisor
Li Qingyi Male 54 Supervisor
Jia Yimin Male 55 Supervisor
Jiang Lifu Male 51 Supervisor
Yang Hua Male 51 Employee Supervisor
Yao Wei Male 59 Employee Supervisor
Li Jiamin Male 51 Employee Supervisor
Liu Hehe Male 52 Employee Supervisor

Particulars of other Senior Management

Name Gender Age Position
Sun Longde Male 53 Vice President
Huang Weihe Male 57 Vice President
Xu Fugui Male 57 Vice President
Yu Yibo Male 51 Chief Financial Officer
Lin Aiguo Male 57 Chief Engineer
Wang Lihua Female 58 Vice President
Wu Enlai Male 55 Secretary to the Board, Joint Company
Secretary
Lv Gongxun Male 57 Vice President

3. Shareholdings of the Directors, Supervisors and Senior Management
As at June 30, 2015, no current Directors, Supervisors or other senior management of the Company or outgoing Directors, Supervisors or other senior management of the Company during the reporting period held any shares of the Company.

PetroChina
FINANCIAL STATEMENTS 043

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF JUNE 30, 2015

(All amounts in RMB millions unless otherwise stated)

ASSETS	Notes	June 30, 2015 The Group	December 31, 2014 The Group	June 30, 2015 The Company	December 31, 2014 The Company
Current assets					
Cash at bank and on hand	7	67,444	76,021	21,738	38,507
Notes receivable	8	7,401	12,827	5,996	9,743
Accounts receivable	9a	59,211	53,104	11,922	6,405
Advances to suppliers	10	29,007	22,959	11,566	4,979
Other receivables	9b	23,304	17,094	90,440	98,644
Inventories	11	172,925	165,977	116,118	124,046
Other current assets		47,029	43,326	37,141	30,244
Total current assets		406,321	391,308	294,921	312,568
Non-current assets					
Available-for-sale financial assets	12	2,154	2,133	1,449	1,449
Long-term equity investments	13	115,517	116,570	374,877	365,681
Fixed assets	14	603,415	621,264	351,258	365,366
Oil and gas properties	15	857,894	880,482	573,766	586,889
Construction in progress	17	243,473	240,340	125,740	123,608
Construction materials	16	5,188	5,200	2,925	3,070
Intangible assets	18	67,976	67,489	52,079	52,186
Goodwill	19	7,237	7,233	-	-
Long-term prepaid expenses	20	28,244	28,727	22,639	23,131
Deferred tax assets	33	15,019	14,995	9,378	10,331
Other non-current assets		32,795	29,635	16,055	14,286
Total non-current assets		1,978,912	2,014,068	1,530,166	1,545,997
TOTAL ASSETS		2,385,233	2,405,376	1,825,087	1,858,565

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

044 FINANCIAL STATEMENTS
2015 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF JUNE 30, 2015 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	June 30, 2015 The Group	December 31, 2014 The Group	June 30, 2015 The Company	December 31, 2014 The Company
Current liabilities					
Short-term borrowings	22	137,906	115,333	135,635	107,541
Notes payable	23	5,212	5,769	5,073	5,348
Accounts payable	24	195,933	240,253	110,254	142,903
Advances from customers	25	50,861	54,007	32,711	38,306
Employee compensation payable	26	9,457	5,903	7,114	3,980
Taxes payable	27	32,223	46,641	23,218	31,036
Other payables	28	67,736	54,476	40,657	24,532
Current portion of non-current liabilities	30	40,685	53,795	13,047	40,048
Other current liabilities		20,907	3,652	19,448	2,406
Total current liabilities		560,920	579,829	387,157	396,100
Non-current liabilities					
Long-term borrowings	31	275,132	298,803	176,803	212,830
Debentures payable	32	84,698	71,498	78,630	71,000
Provisions	29	113,496	109,154	75,997	72,999
Deferred tax liabilities	33	15,843	15,824	-	-
Other non-current liabilities		12,127	12,508	5,125	5,230
Total non-current liabilities		501,296	507,787	336,555	362,059
Total liabilities		1,062,216	1,087,616	723,712	758,159
Shareholders' equity					
Share capital	34	183,021	183,021	183,021	183,021
Capital surplus	35	115,474	115,492	127,837	127,830
Special reserve		13,005	10,345	9,030	7,027
Other comprehensive income	49	(24,078)	(19,725)	191	460
Surplus reserves	36	184,737	184,737	173,645	173,645
Undistributed profits	37	709,967	702,140	607,651	608,423
Equity attributable to equity holders of the Company		1,182,126	1,176,010	1,101,375	1,100,406
Non-controlling interests	38	140,891	141,750	-	-
Total shareholders' equity		1,323,017	1,317,760	1,101,375	1,100,406
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,385,233	2,405,376	1,825,087	1,858,565

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

PetroChina
FINANCIAL STATEMENTS 045

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015

(All amounts in RMB millions unless otherwise stated)

Items	Notes	For the six months ended June 30, 2015 The Group	For the six months ended June 30, 2014 The Group	For the six months ended June 30, 2015 The Company	For the six months ended June 30, 2014 The Company
Operating income	39	877,624	1,153,968	546,250	690,354
Less: Cost of sales	39	(655,690)	(866,314)	(391,320)	(506,494)
Taxes and levies on operations	40	(102,961)	(115,354)	(91,768)	(86,167)
Selling expenses	41	(30,455)	(29,694)	(20,636)	(22,154)
General and administrative expenses	42	(42,391)	(42,265)	(31,420)	(31,446)
Finance expenses	43	(12,471)	(14,092)	(10,585)	(12,308)
Asset impairment losses	44	(82)	(2)	15	42
Add: Investment income	45	3,789	6,296	13,962	34,364
Operating profit		37,363	92,543	14,498	66,191
Add: Non-operating income	46a	4,248	5,864	6,267	14,829
Less: Non-operating expenses	46b	(3,177)	(2,693)	(2,714)	(2,465)
Profit before taxation		38,434	95,714	18,051	78,555
Less: Taxation	47	(9,845)	(21,661)	(1,244)	(8,495)
Net profit		28,589	74,053	16,807	70,060
Attributable to:					
Equity holders of the Company		25,404	68,122	16,807	70,060
Non-controlling interests		3,185	5,931	-	-
Earnings per share					
Basic earnings per share (RMB Yuan)	48	0.14	0.37	0.09	0.38
Diluted earnings per share (RMB Yuan)	48	0.14	0.37	0.09	0.38
Other comprehensive (loss)/ income		(4,787)	(985)	(269)	55
Other comprehensive (loss)/ income attributable to equity holders of the Company, net of tax		(4,353)	501	(269)	55
Other comprehensive (loss) / income would be reclassified to profit or loss Including:					
Share of other comprehensive (loss)/ income of equity-accounted investee		(257)	43	(250)	74
Gains or losses arising from changes in fair value of available-for-sale financial assets		34	(10)	(19)	(19)
Translation differences arising on translation of foreign currency financial statements		(4,130)	468	-	-
Other comprehensive loss attributable to non-controlling interests of the Company, net of tax		(434)	(1,486)	-	-
Total comprehensive income		23,802	73,068	16,538	70,115
Attributable to:					
Equity holders of the Company		21,051	68,623	16,538	70,115
Non-controlling interests		2,751	4,445	-	-

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

046 FINANCIAL STATEMENTS 2015 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015

(All amounts in RMB millions unless otherwise stated)

Items	Notes	For the six months ended June 30, 2015 The Group	For the six months ended June 30, 2014 The Group	For the six months ended June 30, 2015 The Company	For the six months ended June 30, 2014 The Company
Cash flows from operating activities					
Cash received from sales of goods and rendering of services		1,016,996	1,320,768	629,323	783,667
Refund of taxes and levies		1,045	4,242	252	4,089
Cash received relating to other operating activities		960	495	932	12,638
Sub-total of cash inflows		1,019,001	1,325,505	630,507	800,394
Cash paid for goods and services		(640,425)	(900,578)	(356,510)	(502,590)
Cash paid to and on behalf of employees		(53,740)	(51,959)	(37,477)	(37,232)
Payments of taxes and levies		(183,998)	(212,772)	(133,556)	(143,750)
Cash paid relating to other operating activities		(29,902)	(26,712)	(17,200)	(17,961)
Sub-total of cash outflows		(908,065)	(1,192,021)	(544,743)	(701,533)
Net cash flows from operating activities	51a	110,936	133,484	85,764	98,861
Cash flows from investing activities					
Cash received from disposal of investments		2,559	5,560	686	53
Cash received from returns on investments		5,400	5,834	20,475	42,592
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		162	6,199	142	6,074
Sub-total of cash inflows		8,121	17,593	21,303	48,719
Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(106,259)	(131,807)	(78,785)	(90,812)
Cash paid to acquire investments		(2,274)	(3,692)	(1,078)	(2,951)
Sub-total of cash outflows		(108,533)	(135,499)	(79,863)	(93,763)
Net cash flows from investing activities		(100,412)	(117,906)	(58,560)	(45,044)
Cash flows from financing activities					
Cash received from capital contributions		289	1,278	-	-
Including: Cash received from non-controlling interests' capital contributions to subsidiaries		289	1,278	-	-
Cash received from borrowings		375,616	332,857	159,401	169,498
Cash received relating to other financing activities		43	65	34	21
Sub-total of cash inflows		375,948	334,200	159,435	169,519
Cash repayments of borrowings		(376,602)	(293,540)	(186,800)	(161,560)
Cash payments for interest expenses and distribution of dividends or profits		(14,630)	(17,268)	(16,608)	(23,959)
Including: Subsidiaries' cash payments for distribution of dividends or profits to non-controlling interests		(3,181)	(3,890)	-	-
Capital reduction of subsidiaries		(258)	(5)	-	-
Cash payments relating to other financing activities		(2,526)	(1,174)	-	(22)
Sub-total of cash outflows		(394,016)	(311,987)	(203,408)	(185,541)
Net cash flows from financing activities		(18,068)	22,213	(43,973)	(16,022)
Effect of foreign exchange rate changes on cash and cash equivalents		(121)	277	-	-
Net (decrease)/increase in cash and cash equivalents	51b	(7,665)	38,068	(16,769)	37,795
Add: Cash and cash equivalents at beginning of the period		73,778	51,407	38,507	27,484
Cash and cash equivalents at end of the period	51c	66,113	89,475	21,738	65,279

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

PetroChina
FINANCIAL STATEMENTS 047

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2015

(All amounts in RMB millions unless otherwise stated)

Items	Shareholders' equity attributable to the Company							
	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Non-controlling interests	Total shareholders' equity
Balance at January 1, 2014	183,021	115,552	8,922	(13,832)	175,051	664,136	137,058	1,269,908
Changes in the six months ended June 30, 2014								
Total comprehensive income	-	-	-	501	-	68,122	4,445	73,068
Special reserve - safety fund								
Appropriation	-	-	3,376	-	-	-	46	3,422
Utilisation	-	-	(591)	-	-	-	(14)	(605)
Profit distribution								
Distribution to shareholders	-	-	-	-	-	(28,835)	(5,270)	(34,105)
Other equity movement								
Capital contribution from non-controlling interests	-	(10)	-	-	-	-	1,288	1,278
Other	-	68	70	-	-	13	(22)	129
Balance at June 30, 2014	183,021	115,610	11,777	(13,331)	175,051	703,436	137,531	1,313,095

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

048 FINANCIAL STATEMENTS 2015 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2015 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders' equity attributable to the Company							
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Non-controlling interests	Total shareholders' equity
Balance at January 1, 2015	183,021	115,492	10,345	(19,725)	184,737	702,140	141,750	1,317,760
Changes in the six months ended June 30, 2015								
Total comprehensive income	-	-	-	(4,353)	-	25,404	2,751	23,802
Special reserve - safety fund								
Appropriation	-	-	3,445	-	-	-	127	3,572
Utilisation	-	-	(862)	-	-	-	(37)	(899)
Profit distribution								
Distribution to shareholders	-	-	-	-	-	(17,572)	(3,559)	(21,131)
Other equity movement								
Capital contribution from non-controlling interests	-	(16)	-	-	-	-	292	276
Other	-	(2)	77	-	-	(5)	(433)	(363)
Balance at June 30, 2015	183,021	115,474	13,005	(24,078)	184,737	709,967	140,891	1,323,017

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

PetroChina
FINANCIAL STATEMENTS 049

PETROCHINA COMPANY LIMITED
UNAUDITED COMPANY STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2015

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Total shareholders' equity
Balance at January 1, 2014	183,021	127,888	6,398	(49)	163,959	580,720	1,061,937
Changes in the six months ended June 30, 2014							
Total comprehensive income	-	-	-	55	-	70,060	70,115
Special reserve - safety fund							
Appropriation	-	-	2,850	-	-	-	2,850
Utilisation	-	-	(519)	-	-	-	(519)
Profit distribution							
Distribution to shareholders	-	-	-	-	-	(28,835)	(28,835)
Other	-	-	72	-	-	-	72
Balance at June 30, 2014	183,021	127,888	8,801	6	163,959	621,945	1,105,620
Balance at January 1, 2015	183,021	127,830	7,027	460	173,645	608,423	1,100,406
Changes in the six months ended June 30, 2015							
Total comprehensive income	-	-	-	(269)	-	16,807	16,538
Special reserve - safety fund							
Appropriation	-	-	2,665	-	-	-	2,665
Utilisation	-	-	(739)	-	-	-	(739)
Profit distribution							
Distribution to shareholders	-	-	-	-	-	(17,572)	(17,572)
Other	-	7	77	-	-	(7)	77
Balance at June 30, 2015	183,021	127,837	9,030	191	173,645	607,651	1,101,375

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

050 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
1 COMPANY BACKGROUND
PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).
2 BASIS OF PREPARATION
The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis.
3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
The consolidated and the Company’s financial statements for the six months ended June 30, 2015 truly and completely present the financial position of the Group and the Company as of June 30, 2015 and their financial performance and their cash flows for the six months then ended in compliance with the Accounting Standards for Business Enterprises.
4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
(1) Accounting Period
The accounting period of the Group starts on January 1 and ends on December 31.
(2) Operating Cycle
The Company takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle.

PetroChina FINANCIAL STATEMENTS 051
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(3) Recording Currency
The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.
(4) Measurement Properties
Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.
(5) Foreign Currency Translation
(a) Foreign currency transactions
Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.
Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.
(b) Translation of financial statements represented in foreign currency
Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.
(6) Cash and Cash Equivalents
Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

052 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(7) Financial Instruments
(a) Financial assets
Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables, available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below:
(i) Receivables
Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.
(ii) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.
(iii) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are mainly financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet. Derivatives are also categorized as held for trading unless they are designated as hedges.
(iv) Recognition and measurement
Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in profit or loss when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.
Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.

PetroChina FINANCIAL STATEMENTS 053
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
Changes in the fair values of available-for-sale financial assets are recorded into other comprehensive income except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in profit or loss. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.
(v) Impairment of financial assets
The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.
If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.
When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses recognition, the previously recognised impairment losses shall be reversed, and recognised in profit or loss. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in other comprehensive income. The impairment loss on an investment in unquoted equity instrument whose fair value cannot be reliably measured is not reversed.
(b) Financial liabilities
Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities.
Payables, including accounts payable, other payables, etc. are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method.
Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.

054 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities.
A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in profit or loss.
(c) Determination of financial instruments’ fair value
Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.
When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.
(8) Inventories
Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.
Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.
Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.
The Group adopts perpetual inventory system.

PetroChina FINANCIAL STATEMENTS 055
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(9) Long-term Equity Investments
Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates.
Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.
Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.
(a) Subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.
Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.
A listing of the Group’s principal subsidiaries is set out in Note 6(1).
(b) Joint ventures and associates
Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.
The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.
The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

056 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.
Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.
(c) Impairment of long-term equity investments
For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.
(10) Fixed Assets
Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.
Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

PetroChina FINANCIAL STATEMENTS 057
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.
The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:
Estimated useful lives Estimated residual value ratio % Annual depreciation rate %
Buildings 8 to 40 years 5 2.4 to 11.9
Equipment and Machinery 4 to 30 years 3 to 5 3.2 to 24.3
Motor Vehicles 4 to 14 years 5 6.8 to 23.8
Other 5 to 12 years 5 7.9 to 19.0
The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)).
The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.
(11) Oil and Gas Properties
Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.
The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.
The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

058 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.
The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(16)).
(12) Construction in progress
Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.
Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PetroChina FINANCIAL STATEMENTS 059
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(13) Intangible Assets
Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.
Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.
Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.
The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.
(14) Research and Development
Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:
In respect of the technology, it is feasible to finish the intangible asset for use or sale;
It is intended by management to finish and use or sell the intangible asset;
It is able to prove that the intangible asset is to generate economic benefits;
With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and
The costs attributable to the development of the intangible asset can be reliably measured.
Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

060 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(15) Long-term Prepaid Expenses
Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.
(16) Impairment of Non-current Assets
Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.
The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.
The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.
Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.
(17) Borrowing Costs
Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

PetroChina FINANCIAL STATEMENTS 061
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.
Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.
(18) Employee Compensation
(a) Short-term benefits
Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.
(b) Post-employment benefits-Defined Contribution Plans
Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.
In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.
The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.
(19) Provisions
Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

062 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.
Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.
If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.
(20) Deferred Tax Assets and Deferred Tax Liabilities
Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.
Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.
Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

PetroChina FINANCIAL STATEMENTS 063
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:
Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;
This entity is legally allowed to settle its current tax assets and liabilities on a net basis.
(21) Revenue Recognition
The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.
Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:
(a) Sales of goods
Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.
(b) Rendering of services
The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.
(c) Transfer of the assets use rights
Interest income is recognised on a time-proportion basis using the effective interest method.
Revenue from operating lease is recognised using the straight-line method over the period of the lease.
(22) Leases
Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group has no significant finance lease.
Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

064 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(23) Dividend Distribution
Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.
(24) Business Combination
(a) Business combination under common control
The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.
Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.
(b) Business combination not under common control
The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.
Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.
(25) Basis of Preparation of Consolidated Financial Statements
The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

PetroChina FINANCIAL STATEMENTS 065
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.
All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.
(26) Segment Reporting
The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.
An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.
The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.
(27) Critical Accounting Estimates and Judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

066 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(a) Estimation of oil and natural gas reserves
Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.
(b) Estimation of impairment of fixed assets and oil and gas properties
Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.
(c) Estimation of asset retirement obligations
Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

PetroChina

FINANCIAL STATEMENTS 067

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method
Value Added Tax (the "VAT")	6%, 11%, 13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period's deductible VAT input.
Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.
Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.
Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.4 or RMB 1.52 yuan per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.1 or RMB 1.2 yuan per litre for diesel and fuel oil.
Corporate Income Tax	15% or 25%	Based on taxable income.
Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.

On November 16, 2011, the MOF, State Administration of Taxation of the PRC (the "SAT") implemented the 'Change of Business Tax to Value Added Tax Pilot Program' ("Pilot Program"), which set out detailed related implementation guidance and fundamental principles. Accordingly, the Pilot Program was applicable to the transportation and certain modern service industries in Shanghai and Beijing from January 1, 2012 and September 1, 2012, respectively in respect of which VAT was levied in lieu of Business Tax, and was applicable nationally from August 1, 2013. Part of the Group's pipeline transmission services and research and development and technical services were subject to VAT rate of 11% and 6% in succession.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC (the "SAT") on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

068 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
In accordance with the Circular issued by the SAT on Issues Concerning Adjustment for Resource Tax on Crude Oil and Natural Gas (Cai Shui [2014] No. 73), Since December 1, 2014, the rate of compensation fee of crude oil, natural gas and mineral resources decreased to zero, and the related resource tax rate increased from 5% to 6%.
In accordance with the Notice on Raising the Refined Oil Consumption Tax (Cai Shui [2014] No. 106) jointly issued by the MOF and the SAT, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, fuel oil is raised from RMB 1.12 yuan per litre to RMB 1.4 yuan per litre and from RMB 0.94 yuan per litre to RMB 1.1 yuan per litre, respectively, commencing from December 13, 2014. Collection of tax on jet fuel continues to be suspended. In accordance with the Notice on Further Raising the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) jointly issued by the MOF and the SAT, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, fuel oil is raised from RMB 1.4 yuan per litre to RMB 1.52 yuan per litre and from RMB 1.1 yuan per litre to RMB 1.2 yuan per litre, respectively, commencing from January 13, 2015. Collection of tax on jet fuel continues to be suspended.
In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No. 58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.
Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Qi [2014] No. 115), the threshold of the crude oil special gain levy shall be US$65, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

PetroChina

FINANCIAL STATEMENTS 069

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of legal entity	Legal representative	Closing effective investment cost	Attributable equity interest %	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Liu Hongbin	66,720	100.00	100.00	Yes
CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Sun Longde	23,778	50.00	57.14	Yes
PetroChina Hong Kong Limited	Established	HK	HK Dollar ("HKD") 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes
PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Lv Gongxun	31,314	100.00	100.00	Yes
PetroChina International Company Limited	Established	PRC	14,000	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Wang Lihua	14,857	100.00	100.00	Yes
PetroChina Northwest United Pipeline Company Limited	Established	PRC	62,500	Storage, transportation and development of crude oil and natural gas; construction and related technology consulting of petroleum and natural gas pipeline project; import and export of goods and technology; purchase and sale of materials in the PRC	Limited liability company	Huang Weihe	32,500	52.00	52.00	Yes
PetroChina Eastern Pipelines Company Limited	Established	PRC	10,000	Construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, technology promotion service, oil and gas pipeline transportation in the PRC	Limited liability company	Ling Xiao	38,955	100.00	100.00	Yes

(i) The Company consolidated the financial statements of the entity because the Company controls the entity, decides the entity's financial and operating policies, and has the authority to obtain benefits from its operating activities.

070 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

(2) Exchange rates of international operations' major financial statement items

	Assets and liabilities	
Company name	June 30, 2015	December 31, 2014
PetroKazakhstan Inc.	USD 1=RMB 6.1136yuan	USD 1=RMB 6.1190yuan
PetroChina Hong Kong Limited	HKD 1=RMB 0.7886yuan	HKD 1=RMB 0.7889yuan
Singapore Petroleum Company Limited	USD 1=RMB 6.1136yuan	USD 1=RMB 6.1190yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7 CASH AT BANK AND ON HAND

	June 30, 2015	December 31, 2014
Cash on hand	77	56
Cash at bank	66,222	75,116
Other cash balances	1,145	849
	67,444	76,021

The Group's cash at bank and on hand included the following foreign currencies as of June 30, 2015:

	Foreign currency	Exchange rate	RMB equivalent
USD	3,264	6.1136	19,955
HKD	7,501	0.7886	5,915
Tenge	15,591	0.0320	499
Other			1,071
			27,440

The Group's cash at bank and on hand included the following foreign currencies as of December 31, 2014:

	Foreign currency	Exchange rate	RMB equivalent
USD	2,477	6.1190	15,157
HKD	4,527	0.7889	3,571
Tenge	5,102	0.0331	169
Other			790
			19,687

The Group's cash at bank and on hand in foreign currencies mainly comprise cash at bank.

As of June 30, 2015, time deposits of USD 500 million are impawned as collateral for long-term borrowings of USD 500 million (Note 31).

PetroChina

FINANCIAL STATEMENTS 071

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

8 NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.

As of June 30, 2015, all notes receivable of the Group are due within one year.

9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company	
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Accounts receivable	59,722	53,620	12,286	6,772
Less: Provision for bad debts	(511)	(516)	(364)	(367)
	59,211	53,104	11,922	6,405

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group					
	June 30, 2015			December 31, 2014		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	56,439	95	(74)	51,950	97	(72)
1 to 2 years	2,302	4	-	862	2	-
2 to 3 years	229	-	-	282	-	-
Over 3 years	752	1	(437)	526	1	(444)
	59,722	100	(511)	53,620	100	(516)

	Company					
	June 30, 2015			December 31, 2014		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	11,621	94	-	6,094	89	-
1 to 2 years	81	1	-	103	2	-
2 to 3 years	25	-	-	177	3	-
Over 3 years	559	5	(364)	398	6	(367)
	12,286	100	(364)	6,772	100	(367)

072 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

As of June 30, 2015, the top five debtors of accounts receivable of the Group amounted to RMB 23,615, representing 40% of total accounts receivable.

During the six months ended June 30, 2015 and the six months ended June 30, 2014, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

	Group		Company	
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Other receivables	25,750	19,564	91,095	99,338
Less: Provision for bad debts	(2,446)	(2,470)	(655)	(694)
	23,304	17,094	90,440	98,644

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group					
	June 30, 2015			December 31, 2014		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	19,818	77	(6)	14,626	75	(7)
1 to 2 years	1,942	8	(4)	1,029	5	(4)
2 to 3 years	527	2	(4)	382	2	(4)
Over 3 years	3,463	13	(2,432)	3,527	18	(2,455)
	25,750	100	(2,446)	19,564	100	(2,470)

	Company					
	June 30, 2015			December 31, 2014		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	88,085	97	(3)	97,443	98	(3)
1 to 2 years	1,611	2	-	565	1	-
2 to 3 years	194	-	-	57	-	-
Over 3 years	1,205	1	(652)	1,273	1	(691)
	91,095	100	(655)	99,338	100	(694)

PetroChina
FINANCIAL STATEMENTS
073
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
As of June 30, 2015, the top five debtors of other receivables of the Group amounted to RMB 14,085, representing 55% of total other receivables.
During the six months ended June 30, 2015 and the six months ended June 30, 2014, the Group had no significant write-off of the provision for bad debts of other receivables.
10 ADVANCES TO SUPPLIERS
June 30, 2015
December 31, 2014
Advances to suppliers 29,025 22,977
Less: Provision for bad debts (18) (18)
29,007 22,959
As of June 30, 2015 and December 31, 2014, advances to suppliers of the Group are mainly aged within one year.
As of June 30, 2015, the top five debtors of advances to suppliers of the Group amounted to RMB 21,130, representing 73% of total advances to suppliers.
11 INVENTORIES
June 30, 2015
December 31, 2014
Cost
Crude oil and other raw materials 55,026 59,870
Work in progress 9,909 13,165
Finished goods 108,838 95,154
Turnover materials 44 39
173,817 168,228
Less: Write down in inventories (892) (2,251)
Net book value 172,925 165,977
12 AVAILABLE-FOR-SALE FINANCIAL ASSETS
June 30, 2015
December 31, 2014
Available-for-sale debenture 335 352
Available-for-sale equity instrument 2,194 2,157
Less: Provision for impairment (375) (376)
2,154 2,133

074
FINANCIAL STATEMENTS
2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
13 LONG-TERM EQUITY INVESTMENTS
Group
December 31, 2014
Addition
Reduction
June 30, 2015
Associates and joint ventures (a) 116,812 4,455 (5,508) 115,759
Less : Provision for impairment (b) (242) - - (242)
116,570 115,517
Company
December 31, 2014
Addition
Reduction
June 30, 2015
Subsidiaries (c) 299,811 7,369 (242) 306,938
Associates and joint ventures 66,083 4,248 (2,179) 68,152
Less : Provision for impairment (213) (213)
365,681 374,877
As of June 30, 2015, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

PetroChina
FINANCIAL STATEMENTS 075
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

(a) Principal associates and joint ventures of the Group

Company name	Country of incorporation	Principal activities	Registered capital	Interest held%		Voting rights %	Accounting method	Strategic decisions relating to the Group's activities
				Direct	Indirect			
Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD 258 million	28.44	-	28.44	Equity method	No
China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	-	50.00	50.00	Equity method	No
China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	5,441	49.00	-	49.00	Equity method	No
Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coal seam gas	AUD 2	-	50.00	50.00	Equity method	No
PetroChina United Pipelines Co., Ltd.	PRC	Storage and transportation of natural gas through pipeline, construction and related technology consulting of petroleum and natural gas pipeline	40,000	50.00	-	50.00	Equity method	No
CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	5,000	49.00	-	49.00	Equity method	No

076 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

Investments in principal associates and joint ventures are listed below:

	Investment cost	December 31, 2014	Addition	Reduction	Share of profit of equity-accounted investee	Share of other equity movement of equity-accounted investee	Cash dividend declared	Currency translation differences	June 30, 2015
Dalian West Pacific Petrochemical Co., Ltd.	566	-	-	-	-	-	-	-	-
China Marine Bunker (PetroChina) Co., Ltd.	740	1,203	-	-	21	(11)	-	-	1,213
China Petroleum Finance Co., Ltd.	9,917	19,324	-	-	1,316	(250)	-	-	20,390
Arrow Energy Holdings Pty Ltd.	19,407	11,393	-	-	(559)	(574)	-	(9)	10,251
PetroChina United Pipelines Co., Ltd.	20,000	38,391	-	-	2,342	67	(1,950)	-	38,850
CNPC Captive Insurance Co., Ltd.	2,450	2,534	-	-	76	-	-	-	2,610

PetroChina
FINANCIAL STATEMENTS 077
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

Interest in associates

Summarised balance sheet in respect of the Group's principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.	
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Percentage ownership interest(%)	28.44	28.44	49.00	49.00	49.00	49.00
Current assets	4,245	5,564	286,553	354,634	4,512	7,689
Non-current assets	3,834	3,472	292,080	285,833	5,409	1,010
Current liabilities	7,332	12,473	488,680	526,866	4,595	3,527
Non-current liabilities	7,054	2,368	49,052	74,876	-	-
Net assets	(6,307)	(5,805)	40,901	38,725	5,326	5,172
Group's share of net assets	-	-	20,041	18,975	2,610	2,534
Goodwill	-	-	349	349	-	-
Carrying amount of interest in associates	-	-	20,390	19,324	2,610	2,534

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.	
	For the six months ended June 30, 2015	For the six months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Operating income	8,233	20,041	7,268	7,766	251	166
Net (loss)/ profit	(505)	(349)	2,686	2,398	154	94
Other comprehensive (loss)/ income	-	-	(510)	151	-	-
Total comprehensive (loss)/ income	(505)	(349)	2,176	2,549	154	94
Dividends received by the Group	-	-	-	1,228	-	-

078 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

Interest in joint ventures

Summarised balance sheet in respect of the Group's principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.	
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Percentage ownership interest(%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	2,519	1,966	40,578	42,363	72,122	73,861
Current assets	7,197	6,060	600	709	15,911	13,900
Including: cash and cash equivalents	1,830	1,585	330	460	9	266
Non-current liabilities	702	707	19,592	18,973	-	-
Current liabilities	6,331	4,806	1,000	1,237	1,607	2,034
Net assets	2,683	2,513	20,586	22,862	86,426	85,727
Net assets attributable to owners	2,426	2,406	20,586	22,862	86,426	85,727
Group's share of net assets	1,213	1,203	10,293	11,431	43,213	42,864
Elimination of unrealised profit	-	-	-	-	(4,363)	(4,473)
Elimination of transactions with the Group	-	-	(42)	(38)	-	-
Carrying amount of interest in joint ventures	1,213	1,203	10,251	11,393	38,850	38,391

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.	
	For the six months ended June 30, 2015	For the six months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Operating income	12,437	24,222	532	590	8,495	9,184
Finance expenses	(26)	(21)	(726)	(50)	373	277
Including: Interest income	9	24	4	6	377	281
Interest expense	(29)	(37)	(596)	(562)	-	(4)
Taxation	(12)	(19)	-	-	(1,113)	(1,226)
Net profit / (loss)	51	61	(1,118)	(1,263)	4,463	4,917
Other comprehensive income / (loss)	124	3	(1,147)	2,452	-	-
Total comprehensive income / (loss)	175	64	(2,265)	1,189	4,463	4,917
Total comprehensive income/ (loss) by share	69	16	(1,133)	595	2,232	2,459
Realised profit	-	-	-	-	110	110
Group's share of total comprehensive income / (loss)	69	16	(1,133)	595	2,342	2,569
Dividends received by the Group	-	-	-	-	1,950	-

PetroChina
FINANCIAL STATEMENTS 079
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

(b) Provision for impairment

	June 30, 2015	December 31, 2014
Associates and joint ventures		
Gansu Hongyang Chemical Industry Co., Ltd.	(69)	(69)
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(64)	(64)
	(242)	(242)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2014	Additional investment	Disposal or deduction of capital	Transferred to branch	June 30, 2015
Daqing Oilfield Company Limited	66,720	66,720	-	-	-	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	-	-	-	23,778
PetroChina Hong Kong Limited	25,590	25,590	-	-	-	25,590
PetroChina International Investment Company Limited	31,314	31,314	-	-	-	31,314
PetroChina International Company Limited	14,857	14,857	-	-	-	14,857
PetroChina Northwest United Pipeline Company Limited	32,500	32,500	-	-	-	32,500
PetroChina Eastern Pipelines Co., Ltd.	38,955	38,955	-	-	-	38,955
Other		66,097	7,369	(242)	-	73,224
Total		299,811	7,369	(242)	-	306,938

080 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

Summarised financial information in respect of the Group's principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited	
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Percentage ownership interest(%)	50%	50%	52%	52%
Current assets	24,236	23,164	30,517	30,655
Non-current assets	125,077	127,150	39,099	38,148
Current liabilities	13,577	18,990	6,261	5,808
Non-current liabilities	23,375	19,416	-	-
Net assets	112,361	111,908	63,355	62,995

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited	
	For the six months ended June 30, 2015	For the six months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Turnover	18,407	27,233	1,332	274
Profit from continuing operations	965	5,508	708	398
Total comprehensive income	453	3,195	708	398
Profit allocated to non-controlling interests	559	3,267	340	191
Dividends paid to non-controlling interests	-	2,670	176	373

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited	
	For the six months ended June 30, 2015	For the six months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Net cash inflow from operating activities	2,880	5,008	1,381	151

PetroChina
FINANCIAL STATEMENTS 081
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

14 FIXED ASSETS

	December 31, 2014	Addition	Reduction	June 30, 2015
Cost				
Buildings	192,026	5,172	(1,063)	196,135
Equipment and Machinery	850,075	3,951	(1,276)	852,750
Motor Vehicles	28,217	8	(106)	28,119
Other	19,345	1,017	(167)	20,195
Total	1,089,663	10,148	(2,612)	1,097,199
Accumulated depreciation				
Buildings	(65,154)	(4,956)	487	(69,623)
Equipment and Machinery	(346,306)	(19,720)	770	(365,256)
Motor Vehicles	(17,316)	(722)	89	(17,949)
Other	(8,870)	(1,489)	75	(10,284)
Total	(437,646)	(26,887)	1,421	(463,112)
Fixed assets, net				
Buildings	126,872			126,512
Equipment and Machinery	503,769			487,494
Motor Vehicles	10,901			10,170
Other	10,475			9,911
Total	652,017			634,087
Provision for impairment				
Buildings	(3,495)	-	17	(3,478)
Equipment and Machinery	(27,095)	-	64	(27,031)
Motor Vehicles	(65)	-	-	(65)
Other	(98)	-	-	(98)
Total	(30,753)	-	81	(30,672)
Net book value				
Buildings	123,377			123,034
Equipment and Machinery	476,674			460,463
Motor Vehicles	10,836			10,105
Other	10,377			9,813
Total	621,264			603,415

Depreciation charged to profit or loss provided on fixed assets for the six months ended June 30, 2015 was RMB 27,082. Cost transferred from construction in progress to fixed assets was RMB 8,071.

As of June 30, 2015, the Group's fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 469.

As of June 30, 2015, the Group has no significant fixed assets which are pledged.

082 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT
15 OIL AND GAS PROPERTIES
December 31, 2014 Addition Reduction June 30, 2015
Cost
Mineral interests in proved properties 30,319 2,767 (988) 32,098
Mineral interests in unproved properties 43,347 59 (3,858) 39,548
Wells and related facilities 1,614,732 42,507 (3,043) 1,654,196
Total 1,688,398 45,333 (7,889) 1,725,842
Accumulated depletion
Mineral interests in proved properties (3,937) (632) 10 (4,559)
Wells and related facilities (788,269) (60,842) 1,283 (847,828)
Total (792,206) (61,474) 1,293 (852,387)
Oil and gas properties, net
Mineral interests in proved properties 26,382 27,539
Mineral interests in unproved properties 43,347 39,548
Wells and related facilities 826,463 806,368
Total 896,192 873,455
Provision for impairment
Mineral interests in proved properties - - - -
Mineral interests in unproved properties - - - -
Wells and related facilities (15,710) - 149 (15,561)
Total (15,710) - 149 (15,561)
Net book value
Mineral interests in proved properties 26,382 27,539
Mineral interests in unproved properties 43,347 39,548
Wells and related facilities 810,753 790,807
Total 880,482 857,894
Depletion charged to profit or loss provided on oil and gas properties for the six months ended June 30, 2015 was RMB 60,602.
As of June 30, 2015, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 88,023. Related depletion charge for the six months ended June 30, 2015 was RMB 3,673.
16 CONSTRUCTION MATERIALS
The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

PetroChina

FINANCIAL STATEMENTS 083

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2014	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	June 30, 2015	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund
Yunnan 10 million tons crude oil per year refinery project	20,080	12,109	1,884	-	-	13,993	70%	185	107	Self & Loan
Jinzhou-Zhengzhou refined oil pipeline	8,241	4,469	694	-	-	5,163	63%	142	70	Self & Loan
Middle and East of Third West-East Gas Pipeline	58,478	8,514	448	-	-	8,962	23%	-	-	Self
Other		215,356	56,177	(48,772)	(7,299)	215,462		5,806	1,170	
		240,448	59,203	(48,772)	(7,299)	243,580		6,133	1,347	
Less: Provision for impairment		(108)				(107)				
		240,340				243,473				

For the six months ended June 30, 2015, the capitalised interest expense amounted to RMB 1,347 (for the six months ended June 30, 2014: RMB 1,559). The annual interest rates used to determine the capitalised amount are 4.95%~5.76%.

084 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

18 INTANGIBLE ASSETS

	December 31, 2014	Addition	Reduction	June 30, 2015
Cost				
Land use rights	58,378	2,168	(51)	60,495
Patents	4,421	29	-	4,450
Other (i)	28,299	433	(35)	28,697
Total	91,098	2,630	(86)	93,642
Accumulated amortisation				
Land use rights	(9,179)	(1,045)	6	(10,218)
Patents	(2,873)	(142)	-	(3,015)
Other	(10,867)	(893)	13	(11,747)
Total	(22,919)	(2,080)	19	(24,980)
Intangible assets, net				
Land use rights	49,199			50,277
Patents	1,548			1,435
Other	17,432			16,950
Total	68,179			68,662
Provision for impairment	(690)	-	4	(686)
Net book value	67,489			67,976

(i) Other intangible assets principally include non-proprietary technology and trademark use right etc.

Amortisation charged to profit or loss provided on intangible assets for the six months ended June 30, 2015 was RMB 2,055.

Research and development expenditures for the six months ended June 30, 2015 amounted to RMB 7,633 (for the six months ended June 30, 2014: RMB 7,768), which have been recognised in profit or loss.

19 GOODWILL

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petroineos Trading Limited, completed in 2009 and 2011 respectively.

PetroChina
FINANCIAL STATEMENTS 085
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

20 LONG-TERM PREPAID EXPENSES

	December 31, 2014	Addition	Reduction	June 30, 2015
Advance lease payments (i)	17,639	1,123	(1,315)	17,447
Other	11,088	723	(1,014)	10,797
Total	28,727	1,846	(2,329)	28,244

(i) Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Amortisation charged to profit or loss provided on long-term prepaid expenses for the six months ended June 30, 2015 was RMB 2,144.

21 PROVISION FOR ASSETS

	December 31, 2014	Addition	Reduction		June 30, 2015
			Reversal	Write-off	
Bad debts provision	3,004	1	(30)	-	2,975
Including:					
Bad debts provision for accounts receivable	516	1	(6)	-	511
Bad debts provision for other receivables	2,470	-	(24)	-	2,446
Bad debts provision for advances to suppliers	18	-	-	-	18
Provision for declines in the value of inventories	2,251	119	(7)	(1,471)	892
Provision for impairment of available-for-sale financial assets	376	-	-	(1)	375
Provision for impairment of long-term equity investments	242	-	-	-	242
Provision for impairment of fixed assets	30,753	-	-	(81)	30,672
Provision for impairment of oil and gas properties	15,710	-	-	(149)	15,561
Provision for impairment of construction in progress	108	-	-	(1)	107
Provision for impairment of intangible assets	690	-	-	(4)	686
Total	53,134	120	(37)	(1,707)	51,510

22 SHORT-TERM BORROWINGS

	June 30, 2015	December 31, 2014
Guarantee - RMB	35	35
Guarantee - USD	-	550
Unsecured - RMB	72,203	52,416
Unsecured - USD	61,421	59,299
Unsecured - JPY	3,006	2,670
Unsecured - Other	1,241	363
	137,906	115,333

086 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

As of June 30, 2015, the above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The weighted average interest rate for short-term borrowings as of June 30, 2015 is 2.55% per annum (December 31, 2014: 2.84%).

23 NOTES PAYABLE

As of June 30, 2015 and December 31, 2014, notes payable mainly represented commercial acceptance. All notes payable are matured within one year.

24 ACCOUNTS PAYABLE

As of June 30, 2015, accounts payable aged over one year amounted to RMB 31,775 (December 31, 2014: RMB 35,162), and mainly comprised of payables to several suppliers and were not settled.

25 ADVANCES FROM CUSTOMERS

As of June 30, 2015, advances from customers mainly represented the sales of natural gas, crude oil and refined oil. The advances from customers aged over one year amounted to RMB 3,057 (December 31, 2014: RMB 4,251).

26 EMPLOYEE COMPENSATION PAYABLE

(1) Employee compensation payable listed as below

	December 31, 2014	Addition	Reduction	June 30, 2015
Short-term employee benefits	5,710	49,330	(45,834)	9,206
Post-employment benefits - defined contribution plans	189	9,045	(8,985)	249
Termination benefits	4	26	(28)	2
	5,903	58,401	(54,847)	9,457

PetroChina
FINANCIAL STATEMENTS 087
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

(2) Short-term employee benefits

	December 31, 2014	Addition	Reduction	June 30, 2015
Wages, salaries and allowances	2,254	37,697	(35,031)	4,920
Staff welfare	1	2,458	(2,364)	95
Social security contributions	675	4,063	(3,891)	847
Including:				
Medical insurance	634	3,500	(3,328)	806
Work-related injury insurance	31	371	(371)	31
Maternity insurance	10	182	(182)	10
Housing provident funds	64	3,729	(3,713)	80
Labour union funds and employee education funds	2,525	1,349	(798)	3,076
Other	191	34	(37)	188
	5,710	49,330	(45,834)	9,206

(3) Post-employment benefits - defined contribution plans

	December 31, 2014	Addition	Reduction	June 30, 2015
Basic pension insurance	110	6,737	(6,696)	151
Unemployment insurance	39	520	(514)	45
Annuity	40	1,788	(1,775)	53
	189	9,045	(8,985)	249

As of June 30, 2015, employee benefits payable did not contain any balance in arrears.

27 TAXES PAYABLE

	June 30, 2015	December 31, 2014
Income tax payable	5,810	6,917
Consumption tax payable	11,783	11,311
Crude oil special gain levy payable	71	10,990
Other	14,559	17,423
	32,223	46,641

088 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
28 OTHER PAYABLES
As of June 30, 2015, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 13,203 (December 31, 2014: RMB 10,818).
29 PROVISIONS
December 31, 2014 Addition Reduction June 30, 2015
Assets retirement obligations 109,154 4,403(61) 113,496
Assets retirement obligations are related to oil and gas properties.
30 CURRENT PORTION OF NON-CURRENT LIABILITIES
June 30, 2015 December 31, 2014
Long-term borrowings due within one year
Guarantee – RMB 2,068 27
Guarantee – USD 34 34
Guarantee – Other 23 25
Impawn – RMB 7 -
Unsecured – RMB 21,964 25,539
Unsecured – USD 16,085 8,161
Unsecured – Other 6 9
40,187 33,795
Debentures payable due within one year 498 20,000
40,685 53,795
The above-mentioned guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

PetroChina
FINANCIAL STATEMENTS 089
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

31 LONG-TERM BORROWINGS

	June 30, 2015	December 31, 2014
Guarantee – RMB	2,829	2,848
Guarantee – USD	16,342	7,314
Guarantee – Other	112	131
Impawn – RMB	307	308
Impawn – USD	3,057	3,059
Unsecured – RMB	213,919	255,076
Unsecured – USD	78,685	63,788
Unsecured – Other	68	74
	315,319	332,598
Less: Long-term borrowings due within one year (Note 30)	(40,187)	(33,795)
	275,132	298,803

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The above-mentioned impawned RMB borrowings were impawned by stock equity of a net book value of RMB 242; the above-mentioned impawned USD borrowings were impawned by time deposit of USD 500 million.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	June 30, 2015	December 31, 2014
Between one and two years	41,302	62,652
Between two and five years	166,562	135,104
After five years	67,268	101,047
	275,132	298,803

The weighted average interest rate for long-term borrowings as of June 30, 2015 is 3.95% (December 31, 2014: 4.16%).

The fair values of long-term borrowings amounted to RMB 307,796 (December 31, 2014: RMB 321,536). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

090 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

32 DEBENTURES PAYABLE

Debentures' Name	Issue date	Term of Debentures	Annual interest rate%	December 31, 2014	Addition	Reduction	June 30, 2015
2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	-	-	11,000
2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.65	20,000	-	(12,370)	7,630
2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	20,000	-	(20,000)	-
2012 PetroChina Company Limited Corporate Debentures first tranche - 5 years	November 22, 2012	5 - year	4.55	16,000	-	-	16,000
2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	2,000	-	-	2,000
2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	2,000	-	-	2,000
2013 PetroChina Company Limited Corporate Debentures first tranche - 5 years	March 15, 2013	5 - year	4.47	16,000	-	-	16,000
2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10 - year	4.88	4,000	-	-	4,000
2015 PetroChina Company Limited first tranche medium-term notes	May 4, 2015	3 - year	4.03	-	20,000	-	20,000
Kunlun Energy Company Limited priority notes - 5 years	May 13, 2015	5 - year	2.88	-	3,042	-	3,042
Kunlun Energy Company Limited priority notes - 10 years	May 13, 2015	10 - year	3.75	-	3,026	-	3,026
Other				498	-	-	498
				91,498	26,068	(32,370)	85,196
Less: Debentures Payable due within one year (Note 30)				(20,000)			(498)
				71,498			84,698

(i) The 2010 second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

PetroChina
FINANCIAL STATEMENTS 091
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

The above-mentioned debentures were issued at the par value, without premium or discount.

As of June 30, 2015, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 40,000 (December 31, 2014: RMB 40,000).

The fair values of the debentures amounted to RMB 89,077 (December 31, 2014: RMB 94,481). The fair values are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	June 30, 2015		December 31, 2014	
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	6,517	29,379	7,517	33,864
Wages and welfare	1,476	6,735	972	4,402
Carry forward of losses	24,654	185,241	20,861	182,514
Other	16,100	66,151	17,231	70,579
	48,747	287,506	46,581	291,359

(b) Deferred tax liabilities

	June 30, 2015		December 31, 2014	
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of fixed assets and oil and gas properties	41,708	164,871	41,525	160,151
Other	7,863	40,452	5,885	33,323
	49,571	205,323	47,410	193,474

Deferred tax assets and liabilities after offset are listed as below:

	June 30, 2015	December 31, 2014
Deferred tax assets	15,019	14,995
Deferred tax liabilities	15,843	15,824

092 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

34 SHARE CAPITAL

	June 30, 2015	December 31, 2014
H shares	21,099	21,099
A shares	161,922	161,922
	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina's issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2014	Addition	Reduction	June 30, 2015
Capital premium	73,124	-	(18)	73,106
Other capital surplus				
Capital surplus under the old CAS	40,955	-	-	40,955
Other	1,413	-	-	1,413
	115,492	-	(18)	115,474

PetroChina FINANCIAL STATEMENTS 093
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
36 SURPLUS RESERVES
December 31, 2014 Addition Reduction June 30, 2015
Statutory Surplus Reserves 184,697 - - 184,697
Discretionary Surplus Reserves 40 - - 40
184,737 - - 184,737
Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.
The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the six months ended June 30, 2015 (for the six months ended June 30, 2014: None).
37 UNDISTRIBUTED PROFITS
For the six months ended June 30, 2015
Undistributed profits at beginning of the period 702,140
Add: Net profit attributable to equity holders of the Company 25,404
Less: Ordinary share dividends payable (17,572)
Other (5)
Undistributed profits at end of the period 709,967
At the meeting on June 23, 2015, the Board of Directors proposed interim dividends attributable to equity holders of the Company in respect of 2015 of RMB 0.06247 yuan per share, amounting to a total of RMB 11,433, according to the issued 183,021 million shares.

094 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

38 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries

	Percentage of shares held by non-controlling interests	Profit or loss attributable to non-controlling interests	Dividends declared to non-controlling interests	Balance of non-controlling interests
CNPC Exploration and Development Company Limited	50%	559	-	59,861
KunLun Energy Company Limited	42%	1,575	2,500	32,823
PetroChina Northwest United Pipeline Company Limited	48%	340	176	30,410
PetroKazakhstan Inc.	33%	(173)	-	3,553
Other				14,244
				140,891

39 OPERATING INCOME AND COST OF SALES

	Group	
	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Income from principal operations (a)	859,921	1,135,380
Income from other operations (b)	17,703	18,588
	877,624	1,153,968

	Group	
	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Cost of sales from principal operations (a)	637,946	847,882
Cost of sales from other operations (b)	17,744	18,432
	655,690	866,314

PetroChina FINANCIAL STATEMENTS 095
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
Company
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Income from principal operations (a) 533,546 676,753
Income from other operations (b) 12,704 13,601
546,250 690,354
Company
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Cost of sales from principal operations (a) 378,066 492,739
Cost of sales from other operations (b) 13,254 13,755
391,320 506,494
(a) Income and cost of sales from principal operations
Group
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Income Cost Income Cost
Exploration and Production 240,775 177,573 392,628 216,611
Refining and Chemicals 331,196 217,716 423,287 349,859
Marketing 706,824 676,517 978,367 944,217
Natural gas and Pipeline 137,542 121,239 133,504 129,692
Head Office and Other 153 50 195 81
Intersegment elimination (556,569) (555,149) (792,601) (792,578)
Total 859,921 637,946 1,135,380 847,882
Company
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Income Cost Income Cost
Exploration and Production 182,336 152,009 308,133 214,428
Refining and Chemicals 319,079 210,235 411,169 339,551
Marketing 332,897 314,852 427,613 402,336
Natural gas and Pipeline 104,515 104,828 103,530 108,996
Head Office and Other 22 26 67 54
Intersegment elimination (405,303) (403,884) (573,759) (572,626)
Total 533,546 378,066 676,753 492,739

096 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(b) Income and cost of sales from other operations
Group
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Income Cost Income Cost
Sale of materials 2,358 2,417 3,569 3,231
Other 15,345 15,327 15,019 15,201
Total 17,703 17,744 18,588 18,432
Company
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Income Cost Income Cost
Sale of materials 1,681 1,352 2,270 1,971
Other 11,023 11,902 11,331 11,784
Total 12,704 13,254 13,601 13,755
40 TAX AND LEVIES ON OPERATIONS
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Business tax 204 199
City maintenance and construction tax 8,352 6,941
Educational surcharge 5,847 4,713
Consumption tax 76,165 49,543
Resource tax 9,716 13,422
Crude oil special gain levy - 35,976
Other 2,677 4,560
102,961 115,354
41 SELLING EXPENSES
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Employee compensation costs 9,695 9,597
Depreciation, depletion and amortisation 4,287 3,628
Transportation expense 7,941 7,540
Lease, packing, warehouse storage expenses 3,329 3,356
Other 5,203 5,573
30,455 29,694

PetroChina FINANCIAL STATEMENTS 097
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
42 GENERAL AND ADMINISTRATIVE EXPENSES
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Employee compensation costs 14,518 14,373
Depreciation, depletion and amortisation 4,159 3,792
Repair expense 5,023 4,001
Lease, packing, warehouse storage expenses 2,244 2,393
Safety fund 3,547 3,416
Other taxes 1,773 4,047
Technology service expense 4,303 4,180
Other 6,824 6,063
42,391 42,265
43 FINANCE EXPENSES
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Interest expense 12,565 12,554
Less: Interest income (875) (1,040)
Exchange losses 2,358 4,863
Less: Exchange gains (2,091) (2,952)
Other 514 667
12,471 14,092
44 ASSET IMPAIRMENT LOSSES
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Reversal of impairment losses for bad debts provision (30) (48)
Impairment losses for declines in the value of inventories 112 45
Impairment losses for available-for-sale financial assets - 5
82 2

098 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
45 INVESTMENT INCOME
Group
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Gain on available-for-sale financial assets 407 259
Share of profit of associates and joint ventures 3,279 6,062
Gain on disposal of associates and joint ventures - 7
Gain on disposal of subsidiaries 115 -
Other loss (12) (32)
3,789 6,296
For the six months ended June 30, 2015, the investment income from the top five long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 4,483 (for the six months ended June 30, 2014: RMB 6,801).
Company
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Gain on available-for-sale financial assets 405 215
Share of profit of associates and joint ventures 4,002 3,962
Dividends declared by subsidiaries 9,334 29,678
Gain on disposal of associates and joint ventures - 8
Gain on disposal of subsidiaries 140 497
Other 81 4
13,962 34,364
For the six months ended June 30, 2015, the investment income from the top five long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 3,882 (for the six months ended June 30, 2014: RMB 3,847).

PetroChina
FINANCIAL STATEMENTS 099
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

46 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	For the six months ended June 30, 2015	For the six months ended June 30, 2014	Amounts included in non-recurring profit/loss items for the six months ended June 30, 2015
Gains on disposal of fixed assets and oil and gas properties	97	108	97
Government grants (i)	3,540	5,174	1,590
Other	611	582	611
	4,248	5,864	2,298

(i) Comprise proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

(b) Non-operating expenses

	For the six months ended June 30, 2015	For the six months ended June 30, 2014	Amounts included in non-recurring profit/loss items for the six months ended June 30, 2015
Loss on disposal of fixed assets and oil and gas properties	302	100	302
Fines	95	10	95
Donation	192	80	192
Extraordinary loss	21	37	21
Other	2,567	2,466	2,567
	3,177	2,693	3,177

100 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
47 TAXATION
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Income taxes 9,532 27,151
Deferred taxes 313 (5,490)
9,845 21,661
The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Profit before taxation 38,434 95,714
Tax calculated at a tax rate of 25% 9,609 23,929
Prior year tax return adjustment 84 613
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate 198 844
Effect of preferential tax rate (2,340) (5,395)
Tax effect of income not subject to tax (1,581) (2,241)
Tax effect of expenses not deductible for tax purposes 3,875 3,911
Taxation 9,845 21,661
48 EARNINGS PER SHARE
Basic and diluted earnings per share for the six months ended June 30, 2015 and June 30, 2014 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.
There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

PetroChina FINANCIAL STATEMENTS 101
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
49 OTHER COMPREHENSIVE INCOME
Other comprehensive income / (loss) attributable to equity holders of the Company
December 31, 2014 Addition Reduction June 30, 2015
Other comprehensive income / (loss) would be reclassified to profit or loss
Including:
Share of other comprehensive income / (loss) of equity-accounted investee 149 - (257) (108)
Gains or losses arising from changes in fair value of available-for-sale financial assets 283 103 (69) 317
Translation differences arising on translation of foreign currency financial statements (20,114) 187 (4,317) (24,244)
Others (43) - - (43)
Total (19,725) 290 (4,643) (24,078)
50 SUPPLEMENT TO INCOME STATEMENT
Expenses are analysed by their nature:
For the six months ended June 30, 2015 For the six months ended June 30, 2014
Operating income 877,624 1,153,968
Less: Changes in inventories of finished goods and work in progress 11,555 13,235
Raw materials and consumables used (539,577) (754,864)
Employee benefits expenses (57,290) (57,514)
Depreciation, depletion and amortisation expenses (91,883) (84,752)
Lease expenses (5,303) (5,251)
Finance expenses (12,471) (14,092)
Other expenses (145,292) (158,187)
Operating profit 37,363 92,543

102 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
51 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS
(a) Reconciliation from the net profit to the cash flows operating activities
Group Company
For the six months ended June 30, 2015 For the six months ended June 30, 2014 For the six months ended June 30, 2015 For the six months ended June 30, 2014
Net profit 28,589 74,053 16,807 70,060
Add: Impairment of asset, net 82 2 (15) (42)
Depreciation and depletion of fixed assets and oil and gas properties 87,684 80,593 54,029 52,040
Amortisation of intangible assets 2,055 1,979 1,743 1,715
Amortisation of long-term prepaid expenses 2,144 2,180 1,814 1,903
Loss /(gain) on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets 189 (14) 144 (51)
Capitalised exploratory costs charged to expense 6,270 7,346 5,880 7,143
Safety fund reserve 3,274 3,185 2,590 2,692
Finance expense 11,690 11,514 8,055 11,650
Investment income (3,789) (6,296) (13,962) (33,856)
Increase /(decrease) in deferred taxation 313 (5,490) 961 (1,771)
(Increase) / decrease in inventories (7,060) (6,202) 6,812 (2,776)
Increase in operating receivables (17,308) (38,316) (20,311) (17,358)
(Decrease) / increase in operating payables (3,197) 8,950 21,217 7,512
Net cash flows from operating activities 110,936 133,484 85,764 98,861
(b) Net increase in cash and cash equivalents
Group Company
For the six months ended June 30, 2015 For the six months ended June 30, 2014 For the six months ended June 30, 2015 For the six months ended June 30, 2014
Cash at end of the period 66,113 89,475 21,738 65,279
Less: Cash at beginning of the period (73,778) (51,407) (38,507) (27,484)
Add: Cash equivalents at end of the period - - - -
Less: Cash equivalents at beginning of the period - - - -
(Decrease) /increase in cash and cash equivalents (7,665) 38,068 (16,769) 37,795

PetroChina FINANCIAL STATEMENTS 103
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(c) Cash and cash equivalents
Group Company
June 30, 2015 December 31, 2014 June 30, 2015 December 31, 2014
Cash at bank and on hand 67,444 76,021 21,738 38,507
Less: Time deposits with maturities over 3 months (1,331) (2,243) - -
Cash and cash equivalents at end of the period 66,113 73,778 21,738 38,507
52 SEGMENT REPORTING
The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.
The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.
The Marketing segment is engaged in the marketing of refined products and trading business.
The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

104 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
2015 INTERIM REPORT

(1) Operating segments

(a) Segment information as of and for the six months ended June 30, 2015 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	245,878	334,439	713,955	139,212	709	1,434,193
Less: Intersegment revenue	(202,226)	(263,968)	(77,069)	(13,155)	(151)	(556,569)
Revenue from external customers	43,652	70,471	636,886	126,057	558	877,624
Segment expenses (i)	(178,494)	(170,494)	(442,117)	(31,602)	(8,790)	(831,497)
Segment result	33,637	5,897	3,113	11,633	(8,153)	46,127
Unallocated expenses						(8,764)
Operating profit						37,363
Segment assets	1,284,808	324,729	383,338	536,255	1,545,284	4,074,414
Other assets						24,802
Elimination of intersegment balances (ii)						(1,713,983)
Total assets						2,385,233
Segment liabilities	499,972	123,510	180,866	156,043	704,983	1,665,374
Other liabilities						48,066
Elimination of intersegment balances (ii)						(651,224)
Total liabilities						1,062,216
Depreciation, depletion and amortisation	65,984	11,385	6,458	7,085	971	91,883
Asset impairment losses	(4)	(11)	104	(7)	-	82
Capital expenditure	48,005	5,058	1,462	6,731	397	61,653

PetroChina

FINANCIAL STATEMENTS 105

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the six months ended June 30, 2014 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	399,366	426,545	984,685	134,963	1,010	1,946,569
Less: Intersegment revenue	(315,670)	(338,949)	(126,953)	(10,844)	(185)	(792,601)
Revenue from external customers	83,696	87,596	857,732	124,119	825	1,153,968
Segment expenses (i)	(225,924)	(138,156)	(644,691)	(35,918)	(8,938)	(1,053,627)
Segment result	102,499	(1,985)	8,560	(730)	(8,003)	100,341
Unallocated expenses						(7,798)
Operating profit						92,543
Segment assets	1,221,533	349,432	415,694	516,209	1,572,209	4,075,077
Other assets						15,111
Elimination of intersegment balances (ii)						(1,663,907)
Total assets						2,426,281
Segment liabilities	468,872	146,908	213,639	167,591	695,180	1,692,190
Other liabilities						71,728
Elimination of intersegment balances (ii)						(650,732)
Total liabilities						1,113,186
Depreciation, depletion and amortisation	61,429	10,469	5,751	6,231	872	84,752
Asset impairment losses	3	(12)	15	(4)	-	2
Capital expenditure	69,507	5,956	1,283	13,932	423	91,101

(i) Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.

(ii) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

106 FINANCIAL STATEMENTS 2015 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015 (All amounts in RMB millions unless otherwise stated) (2) Geographical information

Revenue from external customers	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Mainland China Other Non-current assets (i) Mainland China Other	597,120 280,504 877,624 June 30, 2015 1,738,290 223,449 1,961,739	746,477 407,491 1,153,968 June 30, 2014 1,680,156 219,743 1,899,899

(i) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets. 53 RELATED PARTIES AND RELATED PARTY TRANSACTIONS (1) Parent Company (a) General information of parent company CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government.
(b) Equity interest and voting rights of parent company
Type of Legal Entity Place of incorporation Legal representative Principal activities
China National Petroleum Corporation
State-owned and state-controlled enterprises
PRC Wang Yilin
Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing etc.

	June 30, 2015 Equity interest %	Voting rights %	December 31, 2014 Equity interest %	Voting rights %
China National Petroleum Corporation	86.51	86.51	86.51	86.51

PetroChina
FINANCIAL STATEMENTS 107
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd	Associate
China Marine Bunker (PetroChina) Co., Ltd	Joint venture
Arrow Energy Holdings Pty Ltd.	Joint venture
PetroChina United Pipelines Company Limited	Joint venture
CNPC Bohai Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Co., Ltd	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd	Fellow subsidiary of CNPC
CNPC Material Company	Fellow subsidiary of CNPC
China Petroleum Finance Co., Ltd (the "CP Finance")	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC

(4) Summary of Significant Related Party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement ("the Comprehensive Products and Services Agreement") for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On August 28, 2014, based on the original Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement ("the Comprehensive Products and Services Agreement") for a period of three years which will take effect since January 1, 2015. The new Comprehensive Products and Services Agreement includes all the terms of the Agreement signed in 2011.

108 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,777 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee of land was adjusted to RMB 4,831. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter will be effective since January 1, 2015.
On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing building. The Company agreed to lease an aggregate area of approximately 1,179,586 square meters from CNPC, and adjusted the total fee of building, according to the newly confirmed area of leasing building and the situation of building market. In addition, the annual fee of building was adjusted to 708 million. Besides area and fee of building, the other lease terms of the Buildings Leasing Contract kept the same. The confirmation letter will be effective since January 1, 2015.

PetroChina
FINANCIAL STATEMENTS 109
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

	Notes	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	35,545	52,709
Purchase of goods and services from CNPC and its subsidiaries:			
Fees paid for construction and technical services	(2)	36,125	48,787
Fees for production services	(3)	61,559	63,926
Social services charges	(4)	1,433	1,365
Ancillary services charges	(5)	2,008	1,942
Material supply services	(6)	3,665	2,715
Financial services			
Interest income	(7)	99	362
Interest expense	(8)	6,775	7,877
Other financial service expense	(9)	481	348
Rents and other payments made under financial leasing	(10)	605	102
Rental paid to CNPC	(11)	1,543	1,591
Purchases of assets from CNPC and its subsidiaries	(12)	520	515

Notes:

(1) Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2) Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3) Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4) Social services comprise mainly security service, education, hospitals, preschool, etc.

(5) Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6) Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7) The bank deposits in CNPC and fellow CNPC subsidiaries as of June 30, 2015 were RMB 25,604 (December 31, 2014: RMB 31,307).

(8) The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of June 30, 2015 were RMB 300,371 (December 31, 2014: RMB 364,789).

(9) Other financial service expense primarily refers to expense of insurance and other services.

(10) Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.

(11) Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(12) Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

110 FINANCIAL STATEMENTS 2015 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015 (All amounts in RMB millions unless otherwise stated)
(b) Related party transactions with associates and joint ventures:
The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

(a) Sales of goods - Crude Oil - Refined products - Chemical products (b) Sales of services (c) Purchases of goods (d) Purchases of services	For the six months ended June 30, 2015 1,983 18,448 211 22 6,646 6,519	For the six months ended June 30, 2014 2,384 32,440 290 20 27,268 325

(5) Commissioned loans
The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of June 30, 2015, the eliminated commissioned loans totalled RMB 56,400, including short-term loans of RMB 48,698, loans due within one year of RMB 2,025 and long-term loans of RMB 5,677.
(6) Guarantees CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 30, Note 31 and Note 32.
(7) Receivables and payables with related parties (a) Receivables from related parties

CNPC and its subsidiaries Accounts receivable Other receivables Advances to suppliers Other non-current assets Associates and joint ventures Accounts receivable Other receivables Advances to suppliers Other non-current assets	June 30, 2015 5,548 4,556 9,206 12,369 514 6 305 3,833	December 31, 2014 2,564 428 3,194 10,397 1,597 4 277 3,502

PetroChina
FINANCIAL STATEMENTS 111
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)

As of June 30, 2015, the provisions for bad debts of the receivables from related parties amounted to RMB 18 (December 31, 2014: RMB 90).

As of June 30, 2015, the receivables from related parties represented 28% (December 31, 2014: 17%) of total receivables.

(b) Payables to related parties

	June 30, 2015	December 31, 2014
CNPC and its subsidiaries		
Accounts payable	63,121	79,420
Other payables	19,189	22,355
Advances from customers	801	920
Notes payable	138	420
Other non-current liabilities	2,687	3,000
Associates and joint ventures		
Accounts payable	788	832
Other payables	1,296	184
Advances from customers	653	230

As of June 30, 2015, the payables to related parties represented 27% (December 31, 2014: 30%) of total payables.

(8) Key management personnel compensation

	For the six months ended June 30, 2015 RMB'000	For the six months ended June 30, 2014 RMB'000
Key management personnel compensation	4,600	6,110

54 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At June 30, 2015 and December 31, 2014, the Group did not guarantee any borrowings or other related parties or third parties.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

112 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(3) Legal contingencies
Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
(4) Group insurance
The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.
55 COMMITMENTS
(1) Operating lease commitments
Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2015 and December 31, 2014 under non-cancellable operating leases are as follows:

	June 30, 2015	December 31, 2014
Within one year	9,354	9,855
Between one and two years	8,416	7,960
Between two and three years	8,101	7,862
Thereafter	169,796	172,269
	195,667	197,946

Operating lease expenses for the six months ended June 30, 2015 was RMB 5,303 (for the six months ended June 30, 2014: 5,251).

PetroChina
FINANCIAL STATEMENTS 113
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
(2) Capital commitments
As of June 30, 2015, the Group’s capital commitments contracted but not provided for were RMB 60,319 (December 31, 2014: RMB 63,027).
The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.
(3) Exploration and production licenses
The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments were incurred for the six months ended June 30, 2015 ( for the six months ended June 30, 2014: nil).
Estimated annual payments for the next five years are as follows:

June 30, 2015
Within one year	800
Between one and two years	800
Between two and three years	800
Between three and four years	800
Between four and five years	800

114 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(All amounts in RMB millions unless otherwise stated)
FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION
1 NON-RECURRING PROFIT/LOSS ITEMS

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Net (loss)/ gain on disposal of non-current assets	(75)	21
Government grants recognised in the income statement	1,590	1,421
Net gain / (loss) on disposal of available-for-sale financial assets	160	(4)
Reversal of provisions for bad debts against receivables	30	48
Other non-operating income and expenses	(2,281)	(2,028)
	(576)	(542)
Tax impact of non-recurring profit/loss items	111	124
Impact of non-controlling interests	21	(33)
Total	(444)	(451)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS
The consolidated net profit for the six months under IFRS and CAS were RMB 28,591 and RMB 28,589 respectively, with a difference of RMB 2; the consolidated shareholders’ equity for the six months under IFRS and CAS were RMB 1,323,039 and RMB 1,323,017 respectively, with a difference of RMB 22. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.
During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

PetroChina
FINANCIAL STATEMENTS 115

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended June 30, 2015 and June 30, 2014

(Amounts in millions)

	Notes	Six months ended June 30	
		2015	2014
		RMB	RMB
TURNOVER	4	877,624	1,153,968
OPERATING EXPENSES			
Purchases, services and other		(528,022)	(741,629)
Employee compensation costs		(57,290)	(57,514)
Exploration expenses, including exploratory dry holes		(12,399)	(14,034)
Depreciation, depletion and amortisation		(91,883)	(84,749)
Selling, general and administrative expenses		(37,492)	(36,318)
Taxes other than income taxes	5	(105,282)	(120,120)
Other income, net		1,859	3,476
TOTAL OPERATING EXPENSES		(830,509)	(1,050,888)
PROFIT FROM OPERATIONS		47,115	103,080
FINANCE COSTS			
Exchange gain		2,091	2,952
Exchange loss		(2,358)	(4,863)
Interest income		875	1,040
Interest expense		(12,565)	(12,554)
TOTAL NET FINANCE COSTS		(11,957)	(13,425)
SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		3,279	6,062
PROFIT BEFORE INCOME TAX EXPENSE	6	38,437	95,717
INCOME TAX EXPENSE	7	(9,846)	(21,662)
PROFIT FOR THE PERIOD		28,591	74,055
OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:			
Currency translation differences		(4,554)	(1,016)
Fair value gain / (loss) from available-for-sale financial assets, net of tax		34	(12)
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method		(267)	43
OTHER COMPREHENSIVE LOSS, NET OF TAX		(4,787)	(985)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		23,804	73,070
PROFIT FOR THE PERIOD ATTRIBUTABLE TO:			
Owners of the Company		25,406	68,124
Non-controlling interests		3,185	5,931
		28,591	74,055
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:			
Owners of the Company		21,053	68,625
Non-controlling interests		2,751	4,445
		23,804	73,070
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	8	0.14	0.37

The accompanying notes are an integral part of these interim financial statements.

116 FINANCIAL STATEMENTS 2015 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF FINANCIAL POSITION

As of June 30, 2015 and December 31, 2014

(Amounts in millions)

	Notes	June 30, 2015 RMB	December 31, 2014 RMB
NON-CURRENT ASSETS			
Property, plant and equipment	10	1,710,408	1,747,691
Investments in associates and joint ventures		115,881	116,947
Available-for-sale financial assets		2,191	2,170
Advance operating lease payments		67,229	66,341
Intangible and other non-current assets		65,226	62,962
Deferred tax assets		15,019	14,995
Time deposits with maturities over one year		3,057	3,059
TOTAL NON-CURRENT ASSETS		1,979,011	2,014,165
CURRENT ASSETS			
Inventories	11	172,925	165,977
Accounts receivable	12	59,211	53,104
Prepaid expenses and other current assets		99,340	83,379
Notes receivable		7,401	12,827
Time deposits with maturities over three months but within one year		1,331	2,243
Cash and cash equivalents		66,113	73,778
TOTAL CURRENT ASSETS		406,321	391,308
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	13	350,106	364,060
Income taxes payable		5,810	6,917
Other taxes payable		26,413	39,724
Short-term borrowings	14	178,591	169,128
TOTAL CURRENT LIABILITIES		560,920	579,829
NET CURRENT LIABILITIES		(154,599)	(188,521)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,824,412	1,825,644
EQUITY			
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:			
Share capital		183,021	183,021
Retained earnings		715,132	707,303
Reserves		283,858	285,570
TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,182,011	1,175,894
NON-CONTROLLING INTERESTS		141,028	141,887
TOTAL EQUITY		1,323,039	1,317,781
NON-CURRENT LIABILITIES			
Long-term borrowings	14	359,830	370,301
Asset retirement obligations		113,496	109,154
Deferred tax liabilities		15,920	15,900
Other long-term obligations		12,127	12,508
TOTAL NON-CURRENT LIABILITIES		501,373	507,863
TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,824,412	1,825,644

The accompanying notes are an integral part of these interim financial statements.

PetroChina
FINANCIAL STATEMENTS 117

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS

For the six months ended June 30, 2015 and June 30, 2014

(Amounts in millions)

	Six months ended June 30	
	2015	2014
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	28,591	74,055
Adjustments for:		
Income tax expense	9,846	21,662
Depreciation, depletion and amortisation	91,883	84,749
Capitalised exploratory costs charged to expense	6,270	7,346
Safety fund reserve	3,274	3,185
Share of profit of associates and joint ventures	(3,279)	(6,062)
Reversal of provision for impairment of receivables, net	(30)	(48)
Write down in inventories, net	112	45
Impairment of available-for-sale financial assets	-	5
Loss / (gain) on disposal of property, plant and equipment	205	(8)
Gain on disposal of other non-current assets	(291)	(9)
Dividend income	(248)	(263)
Interest income	(875)	(1,040)
Interest expense	12,565	12,554
Changes in working capital:		
Accounts receivable, prepaid expenses and other current assets	(17,308)	(38,316)
Inventories	(7,060)	(6,202)
Accounts payable and accrued liabilities	(2,080)	12,521
CASH FLOWS GENERATED FROM OPERATIONS	121,575	164,174
Income taxes paid	(10,639)	(30,690)
NET CASH FLOWS FROM OPERATING ACTIVITIES	110,936	133,484

The accompanying notes are an integral part of these interim financial statements.

118 FINANCIAL STATEMENTS 2015 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS (CONTINUED)

For the six months ended June 30, 2015 and June 30, 2014

(Amounts in millions)

	Six months ended June 30	
	2015	2014
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(103,695)	(129,733)
Acquisition of investments in associates and joint ventures	(947)	(1,008)
Acquisition of available-for-sale financial assets	(272)	(300)
Advance payments on long-term operating leases	(931)	(1,356)
Acquisition of intangible assets and other non-current assets	(1,633)	(718)
Proceeds from disposal of property, plant and equipment	107	6,162
Proceeds from disposal of other non-current assets	647	93
Interest received	693	500
Dividends received	4,707	5,334
Decrease in time deposits with maturities over three months	912	3,120
NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(100,412)	(117,906)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of short-term borrowings	(239,432)	(218,203)
Repayments of long-term borrowings	(137,170)	(75,337)
Interest paid	(11,449)	(12,433)
Dividends paid to non-controlling interests	(3,181)	(3,890)
Dividends paid to owners of the Company	-	(945)
Increase in short-term borrowings	261,906	250,345
Increase in long-term borrowings	113,710	82,512
Capital contribution from non-controlling interests	289	1,278
Capital reduction of subsidiaries	(258)	(5)
Decrease in other long-term obligations	(2,483)	(1,109)
NET CASH FLOWS (USED) / GENERATED FROM FINANCING ACTIVITIES	(18,068)	22,213
TRANSLATION OF FOREIGN CURRENCY	(121)	277
(Decrease) / increase in cash and cash equivalents	(7,665)	38,068
Cash and cash equivalents at beginning of the period	73,778	51,407
Cash and cash equivalents at end of the period	66,113	89,475

The accompanying notes are an integral part of these interim financial statements.

PetroChina
FINANCIAL STATEMENTS 119

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2015 and June 30, 2014

(Amounts in millions)

	Attributable to Owners of the Company				Non-controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal		
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2014	183,021	669,300	280,414	1,132,735	137,200	1,269,935
Profit for the six months ended June 30, 2014	-	68,124	-	68,124	5,931	74,055
Other comprehensive income / (loss) for the six months ended June 30, 2014	-	-	501	501	(1,486)	(985)
Special reserve-safety fund reserve	-	-	2,785	2,785	32	2,817
Dividends	-	(28,835)	-	(28,835)	(5,270)	(34,105)
Capital contribution from non-controlling interests	-	-	(10)	(10)	1,288	1,278
Other	-	13	138	151	(22)	129
Balance at June 30, 2014	183,021	708,602	283,828	1,175,451	137,673	1,313,124
Balance at January 1, 2015	183,021	707,303	285,570	1,175,894	141,887	1,317,781
Profit for the six months ended June 30, 2015	-	25,406	-	25,406	3,185	28,591
Other comprehensive loss for the six months ended June 30, 2015	-	-	(4,353)	(4,353)	(434)	(4,787)
Special reserve-safety fund reserve	-	-	2,660	2,660	90	2,750
Dividends	-	(17,572)	-	(17,572)	(3,559)	(21,131)
Capital contribution from non-controlling interests	-	-	(16)	(16)	292	276
Other	-	(5)	(3)	(8)	(433)	(441)
Balance at June 30, 2015	183,021	715,132	283,858	1,182,011	141,028	1,323,039

The accompanying notes are an integral part of these interim financial statements.

120 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
1 ORGANISATION AND PRINCIPAL ACTIVITIES
PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 15).
2 BASIS OF PREPARATION AND ACCOUNTING POLICIES
The unaudited consolidated interim condensed financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”).
The accounting policies and methods of computation applied in the preparation of the interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The interim financial statements as of June 30, 2015 and for the six months ended June 30, 2015 and June 30, 2014 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which generally includes only normal recurring adjustments) necessary to properly prepare the interim financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results of operations expected for the year ended December 31, 2015.
Costs that are incurred unevenly during the financial year are accrued or deferred in the interim financial statements only if it would be also appropriate to accrue or defer such costs at the end of the financial year.

PetroChina
FINANCIAL STATEMENTS 121
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s interim financial statements.
(a) Estimation of oil and natural gas reserves
Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.
(b) Estimation of impairment of property, plant and equipment
Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.
(c) Estimation of asset retirement obligations
Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

122 FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)

2015 INTERIM REPORT

4 TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 15.

5 TAXES OTHER THAN INCOME TAXES

	Six months ended June 30	
	2015	2014
	RMB	RMB
Crude oil special gain levy	-	35,976
Consumption tax	76,165	49,543
Resource tax	9,716	13,422
Other	19,401	21,179
	105,282	120,120

6 PROFIT BEFORE INCOME TAX EXPENSE

	Six months ended June 30	
	2015	2014
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:		
Credited		
Dividend income from available-for-sale financial assets	248	263
Reversal of provision for impairment of receivables	30	48
Reversal of write down in inventories	7	24
Charged		
Amortisation of intangible and other assets	2,030	2,157
Cost of inventories recognised as expense	643,441	852,280
Interest expense (Note (i))	12,565	12,554
Loss / (gain) on disposal of property, plant and equipment	205	(8)
Operating lease expenses	6,236	5,764
Research and development expenses	7,633	7,768
Write down in inventories	119	69
Note (i): Interest expense		
Interest expense	13,912	14,113
Less: Amount capitalised	(1,347)	(1,559)
	12,565	12,554

PetroChina
FINANCIAL STATEMENTS 123
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
7 INCOME TAX EXPENSE
Six months ended June 30
2015 2014
RMB RMB
Current taxes 9,532 27,151
Deferred taxes 314 (5,489)
9,846 21,662
In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.
8 BASIC AND DILUTED EARNINGS PER SHARE
Basic and diluted earnings per share for the six months ended June 30, 2015 and June 30, 2014 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.
There are no potentially dilutive ordinary shares.
9 DIVIDENDS
Six months ended June 30
2015 2014
RMB RMB
Interim dividends attributable to owners of the Company for 2015 (a) 11,433 -
Interim dividends attributable to owners of the Company for 2014 (c) - 30,656
(a) As authorised by shareholders in the Annual General Meeting on June 23, 2015, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2015 of RMB 0.06247 yuan per share amounting to a total of RMB 11,433. This dividend is not recognised as liability at the end of the reporting period, as it was declared after the date of the statement of financial position.
(b) Final dividends attributable to owners of the Company in respect of 2014 of RMB 0.09601 yuan per share amounting to a total of RMB 17,572 were approved by the shareholders in the Annual General Meeting on June 23, 2015 and were paid on July 9, 2015 (A shares) and August 13, 2015 (H shares).
(c) Interim dividends attributable to owners of the Company in respect of 2014 of RMB 0.16750 yuan per share amounting to a total of RMB 30,656 were paid on September 19, 2014 (A shares) and September 29, 2014 (H shares).
(d) Final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28,835 were paid on July 17, 2014.

124 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
10 PROPERTY, PLANT AND EQUIPMENT
RMB
Cost
At January 1, 2015 3,023,911
Additions 63,214
Disposals or write offs (9,692)
Currency translation differences (5,390)
At June 30, 2015 3,072,043
Accumulated depreciation and impairment
At January 1, 2015 (1,276,220)
Charge for the period and others (88,340)
Disposals or write offs 2,103
Currency translation differences 822
At June 30, 2015 (1,361,635)
Net book value
At June 30, 2015 1,710,408
RMB
Cost
At January 1, 2014 2,766,183
Additions 92,253
Disposals or write offs (15,421)
Currency translation differences (5,122)
At June 30, 2014 2,837,893
Accumulated depreciation and impairment
At January 1, 2014 (1,117,360)
Charge for the period and others (81,047)
Disposals or write offs 3,064
Currency translation differences 2,717
At June 30, 2014 (1,192,626)
Net book value
At June 30, 2014 1,645,267

PetroChina
FINANCIAL STATEMENTS 125
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
11 INVENTORIES
June 30, 2015 December 31, 2014
RMB RMB
Crude oil and other raw materials 55,026 59,870
Work in progress 9,909 13,165
Finished goods 108,838 95,154
Spare parts and consumables 44 39
173,817 168,228
Less: Write down in inventories (892) (2,251)
172,925 165,977
12 ACCOUNTS RECEIVABLE
June 30, 2015 December 31, 2014
RMB RMB
Accounts receivable 59,722 53,620
Less: Provision for impairment of accounts receivable (511) (516)
59,211 53,104
The aging analysis of accounts receivable, net of impairment of accounts receivable (based on the invoice date or date of revenue recognition, if earlier), as of June 30, 2015 and December 31, 2014 is as follows:
June 30, 2015
December 31, 2014
RMB
RMB
Within 1 year
56,365
51,878
Between 1 and 2 years
2,302
862
Between 2 and 3 years
229
282
Over 3 years
315
82
59,211
53,104
The Group offers its customers credit terms up to 180 days.

126 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
Movements in the provision for impairment of accounts receivable are as follows:
Six months ended June 30
2015 2014
RMB RMB
At beginning of the period 516 496
Provision for impairment of accounts receivable - -
Receivables written off as uncollectible - (17)
Reversal of provision for impairment of accounts receivable (6) (34)
Other 1 24
At end of the period 511 469
13 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
June 30, 2015 December 31, 2014
RMB RMB
Trade payables 80,294 84,929
Advances from customers 50,861 54,007
Salaries and welfare payable 9,457 5,903
Accrued expenses 22,669 164
Dividends payable 18,224 274
Interest payable 2,165 2,621
Construction fee and equipment cost payables 115,639 155,324
Other 50,797 60,838
350,106 364,060
Other consists primarily of loans borrowed from foreign enterprises by overseas subsidairies and customer deposits.
The aging analysis of trade payables as of June 30, 2015 and December 31, 2014 is as follows:
June 30, 2015 December 31, 2014
RMB RMB
Within 1 year 75,273 79,903
Between 1 and 2 years 2,678 2,898
Between 2 and 3 years 1,244 1,059
Over 3 years 1,099 1,069
80,294 84,929

PetroChina
FINANCIAL STATEMENTS 127
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
14 BORROWINGS
June 30, 2015 December 31, 2014
RMB RMB
Short-term borrowings excluding current portion of long-termborrowings 137,906 115,333
Current portion of long-term borrowings 40,685 53,795
178,591 169,128
Long-term borrowings 359,830 370,301
538,421 539,429
The movements in borrowings are analysed as follows:
RMB
Balance at January 1, 2015 539,429
Increase in borrowings 375,616
Repayments of borrowings (376,602)
Currency translation differences (22)
Balance at June 30, 2015 538,421
The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:
June 30, 2015 December 31, 2014
RMB RMB
Within 1 year 197,014 189,435
Between 1 and 2 years 72,664 76,999
Between 2 and 5 years 239,691 222,379
After 5 years 94,651 128,580
604,020 617,393

128 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
15 SEGMENT INFORMATION
The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.
The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products.
The Marketing segment is engaged in the marketing of refined products and the trading business.
The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
The accounting policies of the operating segments are the same as those described in Note 2- “Basis of Preparation and Accounting Policies”.

PetroChina

FINANCIAL STATEMENTS 129

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)

The segment information for the operating segments for the six months ended June 30, 2015 and 2014 are as follows:

Six months ended June 30, 2015	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	245,878	334,439	713,955	139,212	709	1,434,193
Less: intersegment sales	(202,226)	(263,968)	(77,069)	(13,155)	(151)	(556,569)
Turnover from external customers	43,652	70,471	636,886	126,057	558	877,624
Depreciation, depletion and amortisation	(65,983)	(11,384)	(6,460)	(7,085)	(971)	(91,883)
Profit / (loss) from operations	32,917	4,657	2,783	14,867	(8,109)	47,115
Finance costs:						
Exchange gain						2,091
Exchange loss						(2,358)
Interest income						875
Interest expense						(12,565)
Total net finance costs						(11,957)
Share of profit of associates and joint ventures	(474)	6	33	2,322	1,392	3,279
Profit before income tax expense						38,437
Income tax expense						(9,846)
Profit for the period						28,591
Segment assets	1,245,019	323,539	373,288	494,502	1,522,284	3,958,632
Other assets						24,802
Investments in associates and joint ventures	39,974	1,114	10,041	41,752	23,000	115,881
Elimination of intersegment balances (a)						(1,713,983)
Total assets						2,385,332
Capital expenditure	48,005	5,058	1,462	6,731	397	61,653
Segment liabilities	499,972	123,510	180,866	156,043	704,983	1,665,374
Other liabilities						48,143
Elimination of intersegment balances (a)						(651,224)
Total liabilities						1,062,293

130 FINANCIAL STATEMENTS

2015 INTERIM REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)

Six months ended June 30, 2014	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	399,366	426,545	984,685	134,963	1,010	1,946,569
Less: intersegment sales	(315,670)	(338,949)	(126,953)	(10,844)	(185)	(792,601)
Turnover from external customers	83,696	87,596	857,732	124,119	825	1,153,968
Depreciation, depletion and amortisation	(61,426)	(10,469)	(5,751)	(6,231)	(872)	(84,749)
Profit/ (loss) from operations	102,238	(3,435)	8,146	4,083	(7,952)	103,080
Finance costs:						
Exchange gain						2,952
Exchange loss						(4,863)
Interest income						1,040
Interest expense						(12,554)
Total net finance costs						(13,425)
Share of profit of associates and joint ventures	2,114	16	157	2,558	1,217	6,062
Profit before income tax expense						95,717
Income tax expense						(21,662)
Profit for the period						74,055
Segment assets	1,174,324	348,254	405,108	474,815	1,552,063	3,954,564
Other assets						15,111
Investments in associates and joint ventures	47,405	1,099	10,577	41,394	20,147	120,622
Elimination of intersegment balances (a)						(1,663,907)
Total assets						2,426,390
Capital expenditure	69,507	5,956	1,283	13,932	423	91,101
Segment liabilities	468,872	146,908	213,639	167,591	695,180	1,692,190
Other liabilities						71,808
Elimination of intersegment balances (a)						(650,732)
Total liabilities						1,113,266

PetroChina
FINANCIAL STATEMENTS 131
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)

Geographical information

	Turnover		Non-current assets (b)	
	2015	2014	2015	2014
Six months ended June 30,	RMB	RMB	RMB	RMB
Mainland China	597,120	746,477	1,721,110	1,676,783
Other	280,504	407,491	237,634	220,111
	877,624	1,153,968	1,958,744	1,896,894

(a) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

16 CONTINGENT LIABILITIES

(a) Bank and other guarantees

At June 30, 2015 and December 31, 2014, the Group did not guarantee related parties or third parties any borrowings or others.

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the interim financial statements, which may have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

132 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
17 COMMITMENTS
(a) Operating lease commitments
Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2015 and December 31, 2014 under non-cancellable operating leases are as follows:
June 30, 2015
December 31, 2014
RMB
RMB
No later than 1 year
9,354
9,855
Later than 1 year and no later than 5 years
30,973
30,656
Later than 5 years
155,340
157,435
195,667
197,946
(b) Capital commitments
At June 30, 2015, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 60,319 (December 31, 2014: RMB 63,027).
The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.
(c) Exploration and production licenses
The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments were incurred for the six months ended June 30, 2015 (six months ended June 30, 2014: RMB nil).
Estimated annual payments for the next five years are as follows:
June 30, 2015
RMB
Within one year 800
Between one and two years 800
Between two and three years 800
Between three and four years 800
Between four and five years 800

PetroChina
FINANCIAL STATEMENTS 133
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
18 RELATED PARTY TRANSACTIONS
CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government.
Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.
(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group
The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:
On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 28, 2014 for a period of three years which took effect on January 1, 2015. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2011.
Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 53,916 for the six months ended June 30, 2015 (six months ended June 30, 2014: RMB 84,739).

134 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 2,293 for the six months ended June 30, 2015 (six months ended June 30, 2014: RMB 3,104).
Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 117,955 for the six months ended June 30, 2015 (six months ended June 30, 2014: RMB 146,328).
Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 520 for the six months ended June 30, 2015 (six months ended June 30, 2014: RMB 515).
Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:
June 30, 2015
December 31, 2014
RMB
RMB
Accounts receivable
6,044
4,144
Prepayments and other receivables
14,073
3,830
Other non-current assets
16,202
13,899
Accounts payable and accrued liabilities
91,267
104,361
Other non-current liabilities
2,687
3,000
Interest income represents interest from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 99 for the six months ended June 30, 2015 (six months ended June 30, 2014: RMB 362). The balance of deposits at June 30, 2015 was RMB 25,604 (December 31, 2014: RMB
31,307).
Purchases of financial services principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fees, etc. The total amount of these transactions amounted to RMB 7,256 for the six months ended June 30, 2015 (six months ended June 30, 2014: RMB 8,225).
The borrowings from CNPC and its fellow subsidiaries at 30 June 2015 were RMB 300,371 (December 31, 2014: RMB 364,789).
Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 605 for the six months ended June 30, 2015 (six months ended June 30, 2014: RMB 102).

PetroChina

FINANCIAL STATEMENTS 135

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company's operating needs and by reference to market price every three years. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 28, 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777 million square metres with rental payable adjusted to approximately RMB 4,831 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2015.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company's operating needs and by reference to market price which the adjusted prices will not exceed. The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on August 28, 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,586 square metres with rental payable adjusted to approximately RMB 708 in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from January 1, 2015.

(b) Key management compensation

	Six months ended June 30	
	2015	2014
	RMB'000	RMB'000
Emoluments and other benefits	4,184	5,716
Contribution to retirement benefit scheme	416	394
	4,600	6,110

136 FINANCIAL STATEMENTS 2015 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2015
(Amounts in millions unless otherwise stated)
(c) Transactions with other state-controlled entities in the PRC
Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:
Sales and purchases of goods and services,
Purchases of assets,
Lease of assets, and
Bank deposits and borrowings
These transactions are conducted in the ordinary course of the Group’s business.

PetroChina
DOCUMENTS AVAILABLE FOR INSPECTION 137
DOCUMENTS AVAILABLE FOR INSPECTION
The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations:
1. The financial statements under the hand and seal of the Chairman Mr Wang Yilin, Vice Chairman and President Mr Wang Dongjin and Chief Financial Officer Mr Yu Yibo of the Company.
2. The original copies of the documents and announcements of the Company published in the newspaper designated by the China Securities Regulatory Commission during the reporting period.
3. The Articles of Association of the Company.

138 CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT 2015 INTERIM REPORT
CONFIRMATION FROM THE
DIRECTORS AND SENIOR MANAGEMENT
According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Directors and senior management of PetroChina Company Limited, we have carefully reviewed the interim report for 2015 and concluded that this interim report truly, accurately and completely represents the business performance of the Company in the first half of 2015, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.
Signatures of the Directors and senior management:
Wang Yilin Wang Dongjin Yu Baocai Shen Diancheng Liu Yuezhen
Liu Hongbin Zhao Zhengzhang Chen Zhiwu Richard H. Matzke Lin Boqiang
Zhang Biyi Sun Longde Huang Weihe Xu Fugui Yu Yibo
Lin Aiguo Wang Lihua Wu Enlai Lv Gongxun
August 27, 2015
This interim report is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

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